Exhibit 99.1

2020 Semi-Annual Report
Second quarter 2020

Also available at www.cnhindustrial.com

CNH Industrial N.V.
Corporate Seat: Amsterdam, the Netherlands
Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom
Share Capital: €17,608,744.72 (as of June 30, 2020)
Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS AND
AUDITOR

BOARD OF DIRECTORS Chair and Acting Chief Executive Officer(a) Suzanne Heywood	INDEPENDENT AUDITOR Ernst & Young Accountants LLP
Directors(b)
Léo W. Houle(2)(3)(*)
Howard W. Buffett(2)(3)(**)(c)
Nelda J. Connors(1)(**)(c)
Tufan Erginbilgic(2)(3)(**)(c)
John Lanaway(1)(**)
Alessandro Nasi(2)(3)
Lorenzo Simonelli(1)(**)
Vagn Sørensen(1)(**)(c)
Jacqueline A. Tammenoms Bakker(2)(3)(**)
Jacques Theurillat(1)(**)
(1) Member of the Audit Committee
(2) Member of the Governance and Sustainability Committee
(3) Member of the Compensation Committee
(*) Independent Director and Senior Non-Executive Director
(**) Independent Director
(a) Mr. Hubertus Mühlhäuser Chief Executive Officer and member of the Board until March 22, 2020.
(b) Ms. Silke C. Scheiber member of the Board until April 16, 2020.
Mr. Howard W. Buffett, Ms. Nelda J. Connors, Mr. Tufan Erginbilgic and Mr. Vagn Sørensen members of the Board since April 16, 2020.
(c)  Member of the relevant Committee/s since April 16, 2020.
Disclaimer
All statements other than statements of historical fact contained in this filing, including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; further developments of the COVID-19 pandemic not only on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the planned spin-off of the Company's On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2019, prepared in accordance with EU-IFRS and in its annual report on Form 20-F for the year ended December 31, 2019, prepared in accordance with U.S. GAAP, as well as in the CNH Industrial N.V. Quarterly Reports for the three months ended March 31, 2020 (prepared respectively in accordance with EU-IFRS
Board of Directors and Auditor 2

and U.S. GAAP). Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.
Board of Directors and Auditor 3

SEMI-ANNUAL MANAGEMENT REPORT
(Unaudited)

GENERAL
CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is incorporated under the laws of the Netherlands and has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its subsidiaries.
CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Semi-Annual Condensed Consolidated Financial Statements.
Financial information included in this Semi-Annual Report has been prepared in accordance with EU-IFRS. This Semi-Annual Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
▪Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brands dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brands dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
▪North America: United States, Canada and Mexico;
▪Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans;
▪South America: Central and South America, and the Caribbean Islands; and
▪Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East.
This Semi-Annual Report is unaudited.

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Alternative performance measures (or “Non-GAAP financial measures”)
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the readers' ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.
Our non-GAAP financial measures are defined as follows:
▪Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
▪Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).
▪Adjusted EBIT under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss) before income taxes, interest expenses of Industrial Activities net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items.
▪Adjusted EBITDA under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).
▪Adjusted Net Income (Loss) under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss), less restructuring charges and non-recurring items, after tax.
▪Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.
▪Net Debt and Net Debt of Industrial Activities under EU-IFRS: Net Debt is defined as total Debt plus Other financial liabilities, net of Cash and cash equivalents, Current securities, Other financial assets and other current financial assets. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
▪Net Debt and Net Debt of Industrial Activities under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Debt under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets and derivative hedging debt.
▪Free Cash Flow of Industrial Activities under EU-IFRS: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in property, plant and equipment and intangible assets; as well as other changes and intersegment eliminations.
▪Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under U.S. GAAP: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
▪Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.
▪Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

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RESULTS OF OPERATIONS
Introduction
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.
COVID-19 Update
During the second quarter of 2020, the COVID-19 pandemic continued to negatively impact most of CNH Industrial’s end-markets and operations.
Worldwide agriculture industry demand was muted during the second quarter of 2020, with global demand for tractors down 1% and combines up 12%. In North America, tractor demand was up 20% in the quarter for the lower horsepower segment (under 140 HP), while demand was down 22% for high horsepower tractors (over 140 HP); combines were up 3%. In Europe, tractor and combine markets were down 25% and 23%, respectively. South America tractor markets decreased 10% and combine markets increased 29% compared to the same quarter in the prior year. In Rest of World, demand decreased 3% for tractors and increased 21% for combines.
In the second quarter of 2020, demand in all sub-segments of construction end-markets were showing double-digit declines in all geographies, with the exception of Rest of World where general construction equipment was up 28%, while compact and service equipment and road building and site preparation equipment were both flat.
The European truck market was down 39% year-over-year in the second quarter, with light duty trucks down 29%, and medium and heavy trucks down 57%. The South America truck market was down 39% in light duty trucks and 28% in medium and heavy trucks. For buses, the European market decreased 57% in the quarter, and the South American market decreased by 62%.
With respect to liquidity for the quarter, the Company completed the quarter ended June 30, 2020 with Cash and cash equivalents of $5.1 billion, Restricted cash of $723 million and undrawn committed facilities of $5.7 billion, for a total of $11.5 billion of liquidity available.
As a consequence of the significant decline in industry demand and other market conditions due to the economic disruption caused by the COVID-19 pandemic during the second quarter of 2020, the Company reviewed its current manufacturing footprint and, consequently, has reassessed the recoverability of certain assets. As a result, Agriculture recognized $111 million of impairment charges against tangible assets and $137 million of impairment charges against intangible assets in the second quarter of 2020. In the same period, Construction recognized impairment charges of $62 million against intangible and other long-lived assets and Commercial and Specialty Vehicles recognized charges of $282 million in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buy-back commitments. These actions were taken as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. The segment also recognized other assets impairment charges of $7 million. Lastly, the Company performed a quantitative interim assessment of impairment for Construction goodwill, previously disclosed as being at risk of impairment. Having reassessed the expected future business performance of the segment and its projected cash flows, which have deteriorated significantly, the Company recognized a charge of $576 million in the quarter, representing the total impairment of Construction goodwill.
As previously announced, on April 27, the Company began to resume operations at some of its industrial facilities in Europe, within the constraints of applicable emergency regulations, and continued to restore capacity in all regions, returning to normal operations at all manufacturing sites by the end of May. However, as a consequence of the general decline in certain industries, volumes continue to fluctuate, requiring production level adjustments to reflect the lower demand. Although the large majority of suppliers have maintained the required flow of goods to the Company’s plants since the restart of its manufacturing operations, localized interruptions might still occur in different parts of the world creating additional constraints to the flow of production.
During the second quarter of 2020, the Company continued to work to ensure the safety of its people, to maintain business continuity, to preserve its liquidity and to leverage its continued access to funding. The Company has implemented many actions to reduce costs and protect its financial position, its liquidity and capital structure, and its ratings. Specifically, these measures included reviewing every possible and prudent opportunity to eliminate
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discretionary operating expenses, accessing public funding and other measures enacted as a response to the global pandemic, reducing capital expenditures and tightly managing inventories. During the quarter, the Company also benefited from the voluntary temporary reduction of compensation to its senior management, including the Acting Chief Executive Officer, the entire Board of Directors and almost 900 members of the management team. Furthermore, as previously announced, as a precautionary measure, the Board of Directors decided to withdraw the dividend distribution previously proposed for payment in the quarter.
Depending on the duration and extent of the COVID-19 pandemic, the Company’s results of operations, financial condition and cash flows in 2020 may also be significantly negatively impacted by, among other things, further restructuring actions and other non-cash asset impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements, excess inventory, difficulties in collecting financial receivables and subsequent increased allowances for credit losses.
Planned Spin-off of On-Highway Business
The Company has confirmed its intention to separate its "On-Highway" (commercial and specialty vehicles, and powertrain) and "Off-Highway" (agriculture and construction) businesses. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in "On-Highway" to CNH Industrial N.V. shareholders. The spin-off was expected to be completed in early 2021, subject to approval at an Extraordinary General Meeting of shareholders. The original timeline for the implementation of the proposed separation has been, however, extended as a consequence of the negative market conditions due to the COVID-19 pandemic.
CNH Industrial did not classify the business that will be separated as asset held for distribution at June 30, 2020. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the structure, organization, terms, financing aspects and timeline of the transaction had not yet been finalized and will be subject to final approval by an Extraordinary General Meeting of CNH Industrial N.V.'s shareholders.

Three Months Ended June 30, 2020 Compared to Three Months Ended June 30, 2019
Consolidated Results of Operations(*)

	Three Months Ended June 30, 2020			Three Months Ended June 30, 2019
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	5,562	5,148	437	7,577	7,092	518
Cost of sales	5,393	5,087	329	6,146	5,814	366
Selling, general and administrative costs	431	396	35	538	499	39
Research and development costs	307	307	—	281	281	—
Result from investments	12	8	4	13	8	5
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	7	7	—	30	28	2
Goodwill impairment loss	576	576	—	—	—	—
Other income/(expenses)	(61)	(59)	(2)	(26)	(26)	1
Financial income/(expenses)	(75)	(75)	—	(63)	(63)	—
PROFIT/(LOSS) BEFORE TAXES	(1,276)	(1,351)	75	506	389	117
Income tax (expense)	81	98	(17)	(123)	(95)	(28)
PROFIT/(LOSS) FOR THE PERIOD	(1,195)	(1,253)	58	383	294	89
Result from intersegment investments(**)	—	58	—	—	89	—
PROFIT/(LOSS) FOR THE PERIOD	(1,195)	(1,195)	58	383	383	89
Notes:
(*) Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**) Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.

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Net revenues
Net revenues were $5,562 million in the three months ended June 30, 2020, a decrease of 26.6% (down 21.8% on a constant currency basis) compared to the three months ended June 30, 2019. Net revenues of Industrial Activities were $5,148 million in the three months ended June 30, 2020, a decrease of 27.4% (down 22.8% on a constant currency basis) compared to the prior period, due to severe adverse COVID-19 impacts on supply chain and market conditions across all regions and segments.
Cost of sales
Cost of sales were $5,393 million for the three months ended June 30, 2020 compared with $6,146 million for the three months ended June 30, 2019. As a percentage of net revenues of Industrial Activities, cost of sales was 98.8% in the three months ended June 30, 2020 (82.0% for the three months ended June 30, 2019). Cost of sales also included $245 million impairment losses against intangible and tangible assets, as well as $282 million asset optimization charges.
Selling, general and administrative costs
Selling, general and administrative costs were $431 million during the three months ended June 30, 2020 (7.7% of net revenues), down $107 million compared to the three months ended June 30, 2019 (7.1% of net revenues).
Research and development costs
In the three months ended June 30, 2020, research and development costs were $307 million ($281 million in the three months ended June 30, 2019) and included all the research and development costs not recognized as assets in the period amounting to $130 million ($171 million in the three months ended June 30, 2019), $72 million of impairment losses (nil in the three months ended June 30, 2019) and the amortization of capitalized development costs of $105 million ($110 million in the three months ended June 30, 2019). During the three months ended June 30, 2020, CNH Industrial capitalized new expenditures for development costs for $77 million ($107 million in the three months ended June 30, 2019). The costs in both periods were primarily attributable to continued investment in new products and spending on engine development costs associated with emission requirements.
Result from investments
Result from investments was a net gain of $12 million in the three months ended June 30, 2020 ($13 million for the three months ended June 30, 2019).
Restructuring costs
Restructuring costs for the three months ended June 30, 2020 were $7 million compared to $30 million for the three months ended June 30, 2019.
Goodwill impairment loss
Goodwill impairment loss was $576 million for the three months ended June 30, 2020 (nil in the three months ended June 30, 2019), representing the total impairment of goodwill allocated to Construction.
Other income/(expenses)
Other expenses were $61 million for the three months ended June 30, 2020 compared to $26 million in the three months ended June 30, 2019.
Financial income/(expenses)
Net financial expenses were $75 million for the three months ended June 30, 2020 compared to $63 million for the three months ended June 30, 2019. The increase was primarily attributable to a higher negative foreign exchange impact.
Income tax (expense)

	Three Months Ended June 30,
($ million)	2020	2019
Profit (loss) before taxes	(1,276)	506
Income tax (expense)	81	(123)
Effective tax rate	6.3%	24.3%
Income taxes for the three months ended June 30, 2020 were a benefit of $81 million, based on CNH Industrial's loss before taxes of $1,276 million, compared to an income tax expense of $123 million for the three months ended June 30, 2019. The effective tax rates for the three months ended June 30, 2020 and 2019 were 6.3% and 24.3%, respectively. Excluding the impacts of the impairment charge related to Construction goodwill, for which no income tax benefits were
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reported, asset optimization charges, other assets impairment charges, restructuring costs and certain other tax adjustments, income taxes were an expense of $22 million in the three months ended June 30, 2020, with an effective tax rate of negative 23%, which was primarily due to the impact of pre-tax losses in jurisdictions where tax benefits are not recognized. Excluding the impacts of restructuring, the effective tax rate was 24% in the second quarter of 2019.
Profit/(loss) for the period
Net loss was $1,195 million in the three months ended June 30, 2020 (net profit of $383 million in the three months ended June 30, 2019) and includes the pre- and after-tax goodwill impairment loss of $576 million related to Construction, other assets impairment charges of $317 million ($261 million after-tax), as well as asset optimization charges of $282 million ($227 million after-tax).

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Industrial Activities Performance
The following tables show net revenues, Adjusted EBIT and Adjusted EBITDA by segment. Also included is a discussion of results by Industrial Activities and each business segment.

Net revenues by segment

	Three Months Ended June 30,
($ million)	2020	2019	% change	% change excl. FX
Agriculture	2,537	3,105	-18.3	-12.7
Construction	420	757	-44.5	-40.7
Commercial and Specialty Vehicles	1,738	2,707	-35.8	-31.7
Powertrain	763	1,140	-33.1	-29.9
Eliminations and Other	(310)	(617)	—	—
Total Net revenues of Industrial Activities	5,148	7,092	-27.4	-22.8
Financial Services	437	518	-15.6	-8.8
Eliminations and Other	(23)	(33)	—	—
Total Net revenues	5,562	7,577	-26.6	-21.8

Adjusted EBIT by segment

	Three Months Ended June 30,
($ million)	2020	2019	Change	2020 Adjusted EBIT margin	2019 Adjusted EBIT margin
Agriculture	213	310	-97	8.4%	10.0%
Construction	(86)	22	-108	(20.5)%	2.9%
Commercial and Specialty Vehicles	(176)	101	-277	(10.1)%	3.7%
Powertrain	28	93	-65	3.7%	8.2%
Unallocated items, eliminations and other	(73)	(46)	-27	—	—
Total Adjusted EBIT of Industrial Activities	(94)	480	-574	(1.8)%	6.8%
Financial Services	75	119	-44	17.2%	23.0%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBIT	(19)	599	-618	(0.3)%	7.9%

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Adjusted EBITDA by segment

	Three Months Ended June 30,
($ million)	2020	2019	Change	2020 Adjusted EBITDA margin	2019 Adjusted EBITDA margin
Agriculture	329	446	-117	13.0%	14.4%
Construction	(66)	49	-115	(15.7)%	6.5%
Commercial and Specialty Vehicles	(3)	279	-282	(0.2)%	10.3%
Powertrain	71	138	-67	9.3%	12.1%
Unallocated items, eliminations and other	(73)	(45)	-28	—	—
Total Adjusted EBITDA of Industrial Activities	258	867	-609	5.0%	12.2%
Financial Services	140	179	-39	32.0%	34.6%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBITDA	398	1,046	-648	7.2%	13.8%
Net revenues of Industrial Activities were $5,148 million during the three months ended June 30, 2020, down 27.4% compared to the three months ended June 30, 2019 (down 22.8% on a constant currency basis), due to severe adverse COVID-19 impacts on supply chain and market conditions across all regions and segments.
Adjusted EBIT of Industrial Activities was a loss of $94 million during the three months ended June 30, 2020, compared to an adjusted EBIT of $480 million during the three months ended June 30, 2019, strongly impacted by industry demand disruption, negative absorption caused by plant shutdowns and other actions to lower inventory levels, only partially offset by reduced selling, general and administrative costs.
Adjusted EBITDA of Industrial Activities was $258 million during the three months ended June 30, 2020 compared to $867 million during the three months ended June 30, 2019.

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The following tables summarize the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the three months ended June 30, 2020 and 2019.

	Three Months Ended June 30, 2020
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						(1,253)	58	(1,195)
Add back:
Financial expenses						75	—	75
Income tax expense						(98)	17	(81)
Adjustments:
Restructuring costs	5	1	1	—	—	7	—	7
Goodwill impairment loss	—	—	—	—	576	576	—	576
Other discrete items(2)	248	62	289	—	—	599	—	599
Adjusted EBIT	213	(86)	(176)	28	(73)	(94)	75	(19)
Depreciation and amortization	115	20	107	43	—	285	1	286
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	—	66	—	—	67	64	131
Adjusted EBITDA	329	(66)	(3)	71	(73)	258	140	398
(1)For Industrial Activities, net income (loss) is net of “Results from intersegment investments”.
(2)This item includes impairment of intangible and other long-lived assets, as well as asset optimization charges.

				Three Months Ended June 30, 2019
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						294	89	383
Add back:
Financial expenses						63	—	63
Income tax expense						95	28	123
Adjustments:
Restructuring costs	15	5	7	—	1	28	2	30
Adjusted EBIT	310	22	101	93	(46)	480	119	599
Depreciation and amortization	136	27	99	45	1	308	1	309
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	79	—	—	79	59	138
Adjusted EBITDA	446	49	279	138	(45)	867	179	1,046
(1)For Industrial Activities, net income (loss) is net of “Results from intersegment investments”.

Semi-Annual Management Report 12

Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region for the three months ended June 30, 2020 compared to the three months ended June 30, 2019:
Agriculture Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2020	2019	% Change
North America	896	1,107	-19.1
Europe	937	1,201	-22.0
South America	308	386	-20.2
Rest of World	396	411	-3.6
Total	2,537	3,105	-18.3
Net revenues for Agriculture were $2,537 million in the three months ended June 30, 2020, down 18.3% compared to the three months ended June 30, 2019 (down 12.7% on a constant currency basis). The decrease was driven by lower industry volumes linked to the COVID-19 pandemic, primarily in Europe, partially offset by positive price realization.
For the second quarter of 2020, worldwide industry unit sales for tractors were down 1% compared to the second quarter of 2019, while worldwide industry sales for combines were up 12%. In North America, industry volumes in the over 140 horsepower (“hp”) tractor market sector were down 22% and combines were up 3%. Industry volumes for under 140 hp tractors in North America were up 20%. European markets were down 25% and 23% for tractors and combines, respectively. In South America, the tractor market decreased 10% and the combine market increased 29%. Rest of World markets decreased 3% for tractors and increased 21% for combines.
Adjusted EBIT
Adjusted EBIT was $213 million in the three months ended June 30, 2020, a $97 million decrease compared to the three months ended June 30, 2019. Positive price realization, disciplined cost management and lower research and development costs were more than offset by lower volume and mix and negative fixed cost absorption only partially mitigated by lower purchasing costs. Adjusted EBIT margin was 8.4% (10.0% in the three months ended June 30, 2019).
Construction
Net revenues
The following table shows Construction net revenues by geographic region for the three months ended June 30, 2020 compared to the three months ended June 30, 2019:
Construction Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2020	2019	% change
North America	161	391	-58.8
Europe	89	132	-32.6
South America	71	89	-20.2
Rest of World	99	145	-31.7
Total	420	757	-44.5
Net revenues for Construction were $420 million in the three months ended June 30, 2020, down 44.5% compared to the three months ended June 30, 2019 (down 40.7% on a constant currency basis), as a result of weaker market conditions due to the COVID-19 pandemic, continued channel inventory destocking actions, mainly in North America, and negative price realization.
During the second quarter of 2020, Construction’s worldwide general equipment industry sales were up 11% compared to the second quarter of 2019. Worldwide compact equipment and road building and site equipment industry sales were down 15% and 18%, respectively.
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Adjusted EBIT
Adjusted EBIT loss was $86 million, ($22 million profit in the three months ended June 30, 2020). The decrease was driven by lower volumes and negative fixed cost absorption due to lower production levels, with destocking actions and unfavorable price realization partially offset by cost-containment actions.
Commercial and Specialty Vehicles
Net revenues
The following table shows Commercial and Specialty Vehicles’ net revenues by geographic region for the three months ended June 30, 2020 compared to the three months ended June 30, 2019:
Commercial and Specialty Vehicles Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2020	2019	% change
North America	18	15	n.m.
Europe	1,391	2,173	-36.0
South America	109	175	-37.7
Rest of World	220	344	-36.0
Total	1,738	2,707	-35.8
n.m. - not meaningful.
Commercial and Specialty Vehicles’ net revenues were $1,738 million in the three months ended June 30, 2020, down 35.8% compared to the three months ended June 30, 2019 (down 31.7% on a constant currency basis), driven by decreased volumes across all geographies due to the COVID-19 pandemic.
During the second quarter of 2020, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, decreased 39% compared to the same period in 2019. In Europe, the Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) decreased 29% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) decreased 57%. In South America, new truck registrations (GVW ≥3.5 tons) decreased 31% over the same period of 2019, with a decrease of 32% in Brazil and of 20% in Argentina. In Rest of World, new truck registrations decreased by 23%.
In the second quarter of 2020, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 9.6%, down 0.8 percentage point ("p.p.") compared to the second quarter of 2019. Trucks' market share in South America in the second quarter of 2020 was 8.6%, up 0.6 p.p. compared to the second quarter of 2019.
Commercial and Specialty Vehicles delivered approximately 20,800 vehicles (including buses and specialty vehicles) in the second quarter of 2020, representing a 45% decrease from the same prior-year period. Volumes were 51% and 30% lower in LCV and M&H truck segments, respectively. Commercial and Specialty Vehicles’ deliveries were down 49%, 16% and 31% in Europe, in South America and in Rest of World, respectively.
In the second quarter of 2020, trucks’ ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.12. In the second quarter of 2020, truck order intake in Europe decreased 38% compared to the second quarter of 2019, with a decrease of 42% and 26% in LCV and in M&H, respectively.
Adjusted EBIT
Adjusted EBIT loss was $176 million in the three months ended June 30, 2020 ($101 million profit in the three months ended June 30, 2019). The decrease was primarily driven by lower volumes and the negative impact on product cost from plant shutdowns, partially offset by lower selling, general and administrative costs, and positive price realization.
Powertrain
Net revenues
Powertrain's net revenues were $763 million in the three months ended June 30, 2020, down 33.1% compared to the three months ended June 30, 2019 (down 29.9% on a constant currency basis), with volume reduction, particularly for light and medium engines in Europe, as a result of the COVID-19 pandemic. Sales to external customers accounted for 63% of total net revenues (48% in the three months ended June 30, 2019), with 61% captive volume reduction, and
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14% non-captive volume reduction. Strong sales were recorded in China in the quarter, as the country started to recover from the impacts of the pandemic.
During the second quarter of 2020, Powertrain sold approximately 103,300 engines, a decrease of 36% compared to the second quarter of 2019. In terms of major customers, 18% of engine units were supplied to Commercial and Specialty Vehicles, 10% to Agriculture, 2% to Construction and the remaining 70% to external customers. Additionally, Powertrain delivered approximately 6,400 transmissions and 23,200 axles, a decrease of 64% and 54%, respectively, compared to the second quarter of 2019.
Adjusted EBIT
Adjusted EBIT was $28 million for the three months ended June 30, 2020, a $65 million decrease compared to the three months ended June 30, 2019, mainly due to lower volume, partially offset by purchasing and quality efficiencies, cost-containment actions, and lower costs for regulatory programs. Adjusted EBIT margin was 3.7% in the three months ended June 30, 2020 (8.2% in the three months ended June 30, 2019).

Financial Services Performance
Net revenues
Financial Services' net revenues totaled $437 million in the three months ended June 30, 2020, a decrease of 15.6% compared to the three months ended June 30, 2019 (down 8.8% on a constant currency basis), primarily due to lower remarketing volume and lower average portfolios in North America and Europe, partially offset by a higher average portfolio in South America.
Net income
Net income of Financial Services was $58 million in the three months ended June 30, 2020, a decrease of $31 million compared to the three months ended June 30, 2019, primarily attributable to higher risk costs due to expectation of deteriorating credit conditions and lower average portfolios in North America and Europe, partially offset by higher average portfolios in South America and lower income taxes.
In the second quarter of 2020, retail loan originations, including unconsolidated joint ventures, were $2.4 billion, down $0.1 billion compared to the second quarter of 2019. The managed portfolio, including unconsolidated joint ventures, was $24.6 billion as of June 30, 2020 (of which retail was 63% and wholesale 37%), down $2.4 billion compared to June 30, 2019. Excluding the impact of currency translation, the managed portfolio decreased $1.2 billion compared to the second quarter of 2019.
Due to the ongoing COVID-19 situation, Financial Services provided different forms of payment deferrals and due date rescheduling to its dealers and customers as a form of supporting customer cash flows. The receivable balance greater than 30 days past due as a percentage of receivables was 2.8% at June 30, 2020, compared to 3.1% as of June 30, 2019.

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Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019
Consolidated Results of Operations(*)

	Six Months Ended June 30, 2020			Six months ended June 30, 2019
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	11,012	10,140	925	14,011	13,095	990
Cost of sales	10,122	9,507	668	11,311	10,714	672
Selling, general and administrative costs	933	859	74	1,071	991	80
Research and development costs	555	555	—	555	555	—
Result from investments	12	—	12	17	4	13
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	12	12	—	36	34	2
Goodwill impairment loss	576	576	—	—	—	—
Other income/(expenses)	(107)	(108)	1	(50)	(48)	(1)
Financial income/(expenses)	(129)	(129)	—	(135)	(135)	—
PROFIT/(LOSS) BEFORE TAXES	(1,410)	(1,606)	196	870	622	248
Income tax (expense)	116	165	(49)	(216)	(154)	(62)
PROFIT/(LOSS) FOR THE PERIOD	(1,294)	(1,441)	147	654	468	186
Result from intersegment investments(**)	—	147	—	—	186	—
PROFIT/(LOSS) FOR THE PERIOD	(1,294)	(1,294)	147	654	654	186
Notes:
(*) Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**) Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.

Net revenues
Net revenues were $11,012 million in the six months ended June 30, 2020, a decrease of 21.4% compared to the six months ended June 30, 2019 (down 17.1% on a constant currency basis). Net revenues of Industrial Activities were $10,140 million in the six months ended June 30, 2020, a decrease of 22.6% compared to the six months ended June 30, 2019 (down 18.4% on a constant currency basis), due to the severe adverse COVID-19 impacts on supply chain and market conditions across all regions and segments, coupled with actions to reduce dealer inventory levels.
Cost of sales
Cost of sales were $10,122 million for the six months ended June 30, 2020 compared with $11,311 million for the six months ended June 30, 2019. As a percentage of net revenues of Industrial Activities, cost of sales was 93.8% in the six months ended June 30, 2020 (81.8% for the six months ended June 30, 2019). Cost of sales also included $245 million impairment charges against intangible and tangible assets, as well as $282 million asset optimization charges.
Selling, general and administrative costs
Selling, general and administrative costs were $933 million during the six months ended June 30, 2020 (8.5% of net revenues), down $138 million compared to the six months ended June 30, 2019 (7.6% of net revenues).
Research and development costs
In the six months ended June 30, 2020, research and development costs were $555 million ($555 million in the six months ended June 30, 2019) and included all the research and development costs not recognized as assets in the period amounting to $269 million ($332 million in the six months ended June 30, 2019), $72 million of impairment charges ($2 million in the six months ended June 30, 2019) and the amortization of capitalized development costs of $214 million ($221 million in the six months ended June 30, 2019). During the six months ended June 30, 2020, CNH Industrial capitalized new expenditures for development costs for $155 million ($196 million in the six months ended June 30, 2019). The costs in both periods were primarily attributable to continued investment in new products and spending on engine development costs associated with emission requirements.
Result from investments
Result from investments was a net gain of $12 million in the six months ended June 30, 2020 (net gain of $17 million for the six months ended June 30, 2019).
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Restructuring costs
Restructuring costs for the six months ended June 30, 2020 were $12 million compared to $36 million for the six months ended June 30, 2019.
Goodwill impairment loss
Goodwill impairment loss was $576 million for the six months ended June 30, 2020 (nil in the six months ended June 30, 2019), representing the total impairment of goodwill allocated to Construction.
Other income/(expenses)
Other expenses were $107 million for the six months ended June 30, 2020 compared to $50 million in the six months ended June 30, 2019.
Financial income/(expenses)
Net financial expenses were $129 million for the six months ended June 30, 2020 compared to $135 million for the six months ended June 30, 2019. The decrease was primarily attributable to a lower negative foreign exchange impact.
Income tax (expense)

	Six Months Ended June 30,
($ million)	2020	2019
Profit before taxes	(1,410)	870
Income tax (expense)	116	(216)
Effective tax rate	8.2%	24.8%
Income taxes for the six months ended June 30, 2020 were a benefit of $116 million, based on CNH Industrial's loss before taxes of $1,410 million, compared to an income tax expense of $216 million for the six months ended June 30, 2019. The effective tax rates for the six months ended June 30, 2020 and 2019 were 8.2% and 24.8%, respectively. Excluding the impacts of the impairment charge related to Construction goodwill, for which no income tax benefits were reported, asset optimization charges, other assets impairment charges, restructuring costs, other discrete charges, and certain other tax adjustments, income taxes were a benefit of $10 million in the six months ended June 30, 2020, with an effective tax rate of 5%. Excluding the impacts of restructuring, the effective tax rate was 24% in the six months ended June 30, 2019.
Profit/(loss) for the period
Net loss was $1,294 million in the six months ended June 30, 2020 (net profit of $654 million in the six months ended June 30, 2019) and includes the pre- and after-tax goodwill impairment loss of $576 million, other assets impairment charges of $317 million ($261 million after-tax), as well as asset optimization charges of $282 million ($227 million after-tax).

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Industrial Activities Performance
The following tables show net revenues, Adjusted EBIT and Adjusted EBITDA by segment. Also included is a discussion of results by Industrial Activities and each business segment.

Net revenues by segment

	Six Months Ended June 30,
($ million)	2020	2019	% change	% change excl. FX
Agriculture	4,780	5,595	-14.6	-9.6
Construction	842	1,397	-39.7	-36.6
Commercial and Specialty Vehicles	3,759	5,118	-26.6	-22.6
Powertrain	1,516	2,173	-30.2	-26.9
Eliminations and Other	(757)	(1,188)	—	—
Total Net revenues of Industrial Activities	10,140	13,095	-22.6	-18.4
Financial Services	925	990	-6.6	-0.8
Eliminations and Other	(53)	(74)	—	—
Total Net revenues	11,012	14,011	-21.4	-17.1

Adjusted EBIT by segment

	Six Months Ended June 30,
($ million)	2020	2019	Change	2020 Adjusted EBIT margin	2019 Adjusted EBIT margin
Agriculture	229	490	-261	4.8%	8.8%
Construction	(169)	31	-200	(20.1)%	2.2%
Commercial and Specialty Vehicles	(242)	184	-426	(6.4)%	3.6%
Powertrain	41	184	-143	2.7%	8.5%
Unallocated items, eliminations and other	(142)	(98)	-44	—	—
Total Adjusted EBIT of Industrial Activities	(283)	791	-1,074	(2.8)%	6.0%
Financial Services	196	250	-54	21.2%	25.3%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBIT	(87)	1,041	-1,128	(0.8)%	7.4%

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Adjusted EBITDA by segment

	Six Months Ended June 30,
($ million)	2020	2019	Change	2020 Adjusted EBITDA margin	2019 Adjusted EBITDA margin
Agriculture	464	767	-303	9.7%	13.7%
Construction	(128)	85	-213	(15.2)%	6.1%
Commercial and Specialty Vehicles	107	542	-435	2.8%	10.6%
Powertrain	126	274	-148	8.3%	12.6%
Unallocated items, eliminations and other	(141)	(96)	-45	—	—
Total Adjusted EBITDA of Industrial Activities	428	1,572	-1,144	4.2%	12.0%
Financial Services	325	376	-51	35.1%	38.0%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBITDA	753	1,948	-1,195	6.8%	13.9%
Net revenues of Industrial Activities were $10,140 million during the six months ended June 30, 2020, down 22.6% compared to the six months ended June 30, 2019 (down 18.4% on a constant currency basis), due to severe adverse COVID-19 impacts on supply chain and market conditions across all regions, coupled with actions to reduce dealer inventory levels.
Adjusted EBIT of Industrial Activities was a loss of $283 million during the six months ended June 30, 2020, compared to adjusted EBIT of $791 million during the six months ended June 30, 2019, strongly impacted by industry demand disruption, negative absorption caused by plant shutdowns and actions to lower inventory levels, only partially compensated by reduced selling, general and administrative costs.
Adjusted EBITDA of Industrial Activities was $428 million during the six months ended June 30, 2020 compared to $1,572 million during the six months ended June 30, 2019.

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The following tables summarize the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the six months ended June 30, 2020 and 2019.

	Six Months Ended June 30, 2020
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						(1,441)	147	(1,294)
Add back:
Financial expenses						129	—	129
Income tax expense						(165)	49	(116)
Adjustments:
Restructuring costs	7	2	3	—	—	12	—	12
Goodwill impairment loss	—	—	—	—	576	576	—	576
Other discrete items(2)	248	62	289	—	7	606	—	606
Adjusted EBIT	229	(169)	(242)	41	(142)	(283)	196	(87)
Depreciation and amortization	234	41	218	85	1	579	2	581
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	—	131	—	—	132	127	259
Adjusted EBITDA	464	(128)	107	126	(141)	428	325	753
(1)For Industrial Activities, net income (loss) is net of “Results from intersegment investments”.
(2)This item primarily includes impairment of intangible and other long-lived assets, as well as asset optimization charges.

				Six Months Ended June 30, 2019
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						468	186	654
Add back:
Financial expenses						135	—	135
Income tax expense						154	62	216
Adjustments:
Restructuring costs	17	4	12	—	1	34	2	36
Adjusted EBIT	490	31	184	184	(98)	791	250	1,041
Depreciation and amortization	277	54	200	90	2	623	2	625
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	158	—	—	158	124	282
Adjusted EBITDA	767	85	542	274	(96)	1,572	376	1,948
(1)For Industrial Activities, net income (loss) is net of “Results from intersegment investments”.

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Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region for the six months ended June 30, 2020 compared to the six months ended June 30, 2019:
Agriculture Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2020	2019	% Change
North America	1,725	1,966	-12.3
Europe	1,720	2,133	-19.4
South America	597	730	-18.2
Rest of World	738	766	-3.7
Total	4,780	5,595	-14.6
Net revenues for Agriculture were $4,780 million in the six months ended June 30, 2020, down 14.6% compared to the six months ended June 30, 2019 (down 9.6% on a constant currency basis). The decrease was driven by lower industry volumes across all geographies linked to COVID-19 pandemic partially offset by positive price realization performance across all regions.
For the six months ended June 30, 2020, worldwide industry unit sales for tractors were down 5% compared to the six months ended June 30, 2019, while worldwide industry sales for combines were up 3%. In North America, industry volumes in the over 140 hp tractor market sector were down 14% and combines were down 9%. Industry volumes for under 140 hp tractors in North America were up 10%. European markets were down 16% and 23% for tractors and combines, respectively. In South America, the tractor market decreased 10% and the combine market decreased 7%. Rest of World markets decreased 7% for tractors and increased 14% for combines.
Adjusted EBIT
Adjusted EBIT was $229 million in the six months ended June 30, 2020, a $261 million decrease compared to the six months ended June 30, 2019. Positive price realization, disciplined cost management, favorable purchasing performance and lower research and development costs were more than offset by lower wholesale volume and market and product mix, negative fixed cost absorption (primarily in Europe) due to manufacturing facility shutdowns, higher product costs, and costs associated with product quality actions. Adjusted EBIT margin was 4.8% (8.8% in the six months ended June 30, 2019).

Construction
Net revenues
The following table shows Construction net revenues by geographic region for the six months ended June 30, 2020 compared to the six months ended June 30, 2019:
Construction Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2020	2019	% change
North America	331	694	-52.3
Europe	180	266	-32.3
South America	137	159	-13.8
Rest of World	194	278	-30.2
Total	842	1,397	-39.7
Net revenues for Construction were $842 million in the six months ended June 30, 2020, down 39.7% compared to the six months ended June 30, 2019 (down 36.6% on a constant currency basis), as a result of deteriorating market conditions across all regions due to COVID-19 pandemic, combined with actions to reduce dealer inventory levels and negative price realization.
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During the six months ended June 30, 2020, Construction’s worldwide general equipment industry sales were down 1% compared to the six months ended June 30, 2019, while worldwide compact and worldwide road building and site equipment industry sales were down 12% and 14%, respectively.
Adjusted EBIT
Adjusted EBIT loss was $169 million, a $200 million decrease compared to the six months ended June 30, 2019 profit. The decrease was driven by lower volumes, negative fixed cost absorption due to plant shutdowns, destocking actions, and unfavorable price realization impacted by retail program enhancements in response to COVID-19 impacted market conditions. These were partially offset by cost-cutting actions.

Commercial and Specialty Vehicles
Net revenues
The following table shows Commercial and Specialty Vehicles’ net revenues by geographic region for the six months ended June 30, 2020 compared to the six months ended June 30, 2019:
Commercial and Specialty Vehicles Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2020	2019	% change
North America	28	30	n.m.
Europe	3,022	4,139	-27.0
South America	230	313	-26.5
Rest of World	479	636	-24.7
Total	3,759	5,118	-26.6
n.m. - not meaningful.
Commercial and Specialty Vehicles’ net revenues were $3,759 million in the six months ended June 30, 2020, down 26.6% compared to the six months ended June 30, 2019 (down 22.6% on a constant currency basis), driven by decreased volumes across all geographies due to the COVID-19 pandemic.
During the six months ended June 30, 2020, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, decreased 30% compared to the same period in 2019. In Europe, the LCV market (GVW 3.5-7.49 tons) decreased 22% and the M&H truck market (GVW ≥7.5 tons) decreased 43%. In South America, new truck registrations (GVW ≥3.5 tons) decreased 20% over the same period of 2019 with a decrease of 19% and 27% in Brazil and in Argentina, respectively. In Rest of World, new truck registrations decreased by 17%.
In the six months ended June 30, 2020, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.2%, down 0.2 p.p. compared to the six months ended June 30, 2019. In the six months ended June 30, 2020, trucks' market share in South America was 8.3%, up 0.3 p.p. compared to the six months ended June 30, 2019.
Commercial and Specialty Vehicles delivered approximately 45,800 vehicles (including buses and specialty vehicles) in the six months ended June 30, 2020, representing a 35% decrease compared to the same period of 2019. Volumes were down 42% in LCV and 19% in M&H truck segments. Commercial and Specialty Vehicles’ deliveries were lower 39% in Europe, and decreased 12% and 19% in South America and in Rest of World, respectively.
Adjusted EBIT
Adjusted EBIT loss was $242 million in the six months ended June 30, 2020 ($184 million profit in the six months ended June 30, 2019), primarily driven by lower volumes and higher product costs due to plant shutdown, partially offset by positive price realization and lower selling, general and administrative costs.
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Powertrain
Net revenues
Powertrain's net revenues were $1,516 million in the six months ended June 30, 2020, down 30.2% compared to the six months ended June 30, 2019 (down 26.9% on a constant currency basis), due to lower sales volume mainly in Europe as a consequence of COVID-19 pandemic. Sales to external customers accounted for 53% of total net revenues (49% in the six months ended June 30, 2019).
During the six months ended June 30, 2020, Powertrain sold approximately 205,300 engines, a decrease of 34% compared to the six months ended June 30, 2019. In terms of major customers, 25% of engine units were supplied to Commercial and Specialty Vehicles, 12% to Agriculture, 3% to Construction and the remaining 60% to external customers. Additionally, Powertrain delivered approximately 19,300 transmissions, a decrease of 45% compared to the six months ended June 30, 2019, and approximately 59,000 axles, a decrease of 39% compared to the six months ended June 30, 2019.
Adjusted EBIT
Adjusted EBIT was $41 million for the six months ended June 30, 2020, a $143 million decrease compared to the six months ended June 30, 2019, mainly due to unfavorable volume and mix, partially offset by positive price realization, purchasing and quality efficiencies, cost-containment actions, and lower costs for regulatory programs. Adjusted EBIT margin was 2.7% (8.5% in the six months ended June 30, 2019).

Financial Services Performance
Net revenues
Financial Services' net revenues totaled $925 million in the six months ended June 30, 2020, a decrease of 6.6% compared to the six months ended June 30, 2019 (down 0.8% on a constant currency basis), primarily due to pricing and lower average portfolios in North America and Europe, partially offset by a higher average portfolio in South America.
Net income
Net income of Financial Services was $147 million in the six months ended June 30, 2020, a decrease of $39 million compared to the six months ended June 30, 2019, primarily attributable to higher risk costs due to expectation of deteriorating credit conditions due to the COVID-19 pandemic, partially offset by lower income taxes.
In the six months ended June 30, 2020, retail loan originations, including unconsolidated joint ventures, were $4.5 billion, down $0.2 billion compared to the six months ended June 30, 2019. The managed portfolio, including unconsolidated joint ventures, was $24.6 billion as of June 30, 2020 (of which retail was 63% and wholesale 37%), down $2.4 billion compared to June 30, 2019 (down $1.2 billion on a constant currency basis).

Semi-Annual Management Report 23

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At June 30, 2020			At December 31, 2019
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
ASSETS
Intangible assets:	4,689	4,546	143	5,522	5,376	146
Goodwill	1,961	1,833	128	2,548	2,418	130
Other intangible assets	2,728	2,713	15	2,974	2,958	16
Property, plant and equipment	4,891	4,888	3	5,769	5,765	4
Investments and other financial assets	2,298	4,759	255	707	3,257	244
Leased assets	1,813	45	1,768	1,857	51	1,806
Defined benefit plan assets	23	23	—	28	28	—
Deferred tax assets	924	838	170	806	746	176
Total Non-current assets	14,638	15,099	2,339	14,689	15,223	2,376
Inventories	6,868	6,719	149	7,065	6,890	175
Trade receivables	472	475	25	408	408	28
Receivables from financing activities	17,424	987	18,255	19,429	1,240	20,659
Current tax receivables	195	237	2	260	300	5
Other current assets	1,139	1,063	147	1,475	1,233	298
Other financial assets	170	97	85	73	34	47
Cash and cash equivalents	5,868	4,715	1,153	5,773	4,527	1,246
Total Current assets	32,136	14,293	19,816	34,483	14,632	22,458
Assets held for sale	16	16	—	10	10	—
TOTAL ASSETS	46,790	29,408	22,155	49,182	29,865	24,834
EQUITY AND LIABILITIES
Total Equity	7,554	7,554	2,714	7,863	7,863	2,791
Provisions:	4,599	4,550	49	4,787	4,731	56
Employee benefits	1,606	1,577	29	1,701	1,669	32
Other provisions	2,993	2,973	20	3,086	3,062	24
Debt:	24,959	8,413	18,364	25,413	7,063	20,820
Asset-backed financing	11,078	—	11,078	11,757	—	11,757
Other debt	13,881	8,413	7,286	13,656	7,063	9,063
Other financial liabilities	103	67	48	121	97	32
Trade payables	4,544	4,430	155	5,635	5,493	190
Tax liabilities	227	192	80	181	171	55
Deferred tax liabilities	213	22	274	274	103	287
Other current liabilities	4,591	4,180	471	4,908	4,344	603
Liabilities held for sale	—	—	—	—	—	—
Total Liabilities	39,236	21,854	19,441	41,319	22,002	22,043
TOTAL EQUITY AND LIABILITIES	46,790	29,408	22,155	49,182	29,865	24,834

Semi-Annual Management Report 24

LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging on a good access to funding, continues to maintain solid financial strength and liquidity.
Cash Flow Analysis
The following table presents the cash flows from operating, investing and financing activities by activity for the six months ended June 30, 2020 and 2019:

			Six months ended June 30,
			2020			2019
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		5,773	4,527	1,246	5,803	4,553	1,250
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
	Profit/(loss) for the period		(1,294)	(1,294)	147	654	654	186
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		581	579	2	625	623	2
	Goodwill impairment loss		576	576	—	—	—	—
	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		383	181	55	36	(163)	13
	Dividends received		31	121	—	13	145	—
	Change in provisions(*)		(100)	(96)	(4)	(146)	(144)	(2)
	Change in deferred income taxes		(219)	(212)	(7)	47	9	38
	Change in items due to buy-back commitments	(a)	89	108	(19)	(71)	(98)	27
	Change in operating lease items	(b)	44	2	42	(31)	(2)	(29)
	Change in working capital(*)		(814)	(860)	46	(1,155)	(1,195)	40
	TOTAL		(723)	(895)	262	(28)	(171)	275
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(288)	(287)	(1)	(378)	(376)	(2)
	Consolidated subsidiaries and other equity investments		(145)	(154)	—	—	(20)	—
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		5	5	—	2	2	—
	Net change in receivables from financing activities		1,034	(42)	1,076	(553)	(2)	(551)
	Other changes		128	31	97	56	(233)	289
	TOTAL		734	(447)	1,172	(873)	(629)	(264)
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and other financial assets/liabilities		272	1,675	(1,403)	(211)	(74)	(137)
	Capital increase		—	—	9	—	—	20
	Dividends paid		(3)	(3)	(90)	(278)	(278)	(132)
	Purchase of treasury shares		—	—	—	(45)	(45)	—
	Purchase of ownership interests in subsidiaries		(9)	(9)	—	—	—	—
	TOTAL		260	1,663	(1,484)	(534)	(397)	(249)
	Translation exchange differences		(176)	(133)	(43)	(22)	(26)	4
E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		95	188	(93)	(1,457)	(1,223)	(234)
F)	CASH AND CASH EQUIVALENTS AT END OF PERIOD		5,868	4,715	1,153	4,346	3,330	1,016
Semi-Annual Management Report 25

(a) Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.
(b) Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(*)  Following the adoption of IFRIC Interpretation 23 from January 1, 2019, figures for the six months ended June 30, 2019 have been reclassified due to the change in classification for identified income tax-related risks that were previously recognized as a provision. Refer to paragraph “New standards and amendments effective from January 1, 2019” in the CNH Industrial Consolidated Financial Statements at December 31, 2019 for further details.
During the six months ended June 30, 2020, consolidated cash and cash equivalents increased by $95 million primarily as a result of cash preservation measures and a lower portfolio, partially offset by $814 million usage in working capital and the adverse impact of COVID-19. Cash and cash equivalents of Industrial Activities increased by $188 million, while cash and cash equivalents of Financial Services decreased by $93 million.
Cash flows of Industrial Activities
Net cash used by operating activities was $895 million in the six months ended June 30, 2020, compared to $171 million used in the six months ended June 30, 2019. The increase in cash usage was primarily due to the adverse impact of COVID-19, partially offset by a decrease in working capital usage mainly as a result of cash preservation measures.
Net cash used by investing activities was $447 million in the six months ended June 30, 2020 compared to $629 million used in the six months ended June 30, 2019. The decrease in cash used was primarily due to an increase in net cash outflows related to intersegment receivables and payables included in item Other changes, partially offset by cash used to increase the investment in Nikola Corporation during the second quarter of 2020.
Net cash provided by financing activities was $1,663 million in the six months ended June 30, 2020 compared to $397 million used in the six months ended June 30, 2019. The increase in cash provided was primarily due to new funding transactions aimed at maintaining solid financial position and liquidity.
Cash flows of Financial Services
Net cash provided by operating activities was $262 million in the six months ended June 30, 2020 compared to $275 million provided in the six months ended June 30, 2019.
Net cash provided by investing activities was $1,172 million in the six months ended June 30, 2020 compared to $264 million used the six months ended June 30, 2019, primarily reflecting a decrease in retail receivables from financing activities.
Net cash used by financing activities was $1,484 million in the six months ended June 30, 2020 compared to $249 million used in the six months ended June 30, 2019. The increase in cash used was primarily due to a decrease in debt.
Consolidated Debt
Our consolidated Debt as of June 30, 2020 and December 31, 2019, is as detailed in the following table:

	At June 30, 2020			At December 31, 2019
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	24,959	8,413	18,364	25,413	7,063	20,820
We believe that Net Debt is a useful analytical tool for measuring our effective borrowing requirements. We provide a separate analysis of Net Debt for Industrial Activities and Net Debt for Financial Services to reflect the different cash flow management practices in the two activities. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial activities or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing Group legal entities, but do not, however, provide financing to third parties.

Semi-Annual Management Report 26

The calculation of Net Debt as of June 30, 2020 and December 31, 2019 and the reconciliation of Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, to Net Debt, are shown below:

	At June 30, 2020			At December 31, 2019
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	24,959	7,444	17,515	25,413	5,731	19,682
Intersegment notes payable	—	969	849	—	1,332	1,138
Total Debt(1)	24,959	8,413	18,364	25,413	7,063	20,820
Less:
Cash and cash equivalents	5,868	4,715	1,153	5,773	4,527	1,246
Intersegment financial receivables	—	849	969	—	1,138	1,332
Other financial assets(2)	170	97	85	73	34	47
Other financial liabilities(2)	(103)	(67)	(48)	(121)	(97)	(32)
Other current financial assets	106	106	—	58	58	—
Net Debt (Cash)(3)	18,918	2,713	16,205	19,630	1,403	18,227
(1) As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under Intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $969 million and $1,332 million as of June 30, 2020 and December 31, 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $849 million and $1,138 million as of June 30, 2020 and December 31, 2019, respectively.
(2) Other financial assets and Other financial liabilities include, respectively, the positive and negative fair values of derivative financial instruments.
(3) The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $-120 million and $-194 million as of June 30, 2020 and December 31, 2019, respectively.

The decrease in Net Debt at June 30, 2020 compared to December 31, 2019 mainly reflects exchange rate differences. Excluding exchange differences effect ($0.8 billion), Net Debt increased by $0.1 billion, reflecting Free Cash Flow of Industrial Activities usage of $1.3 billion in the six months ended June 30, 2020, mainly due to the adverse COVID-19 impact, partially offset by a reduction in third party debt of Financial Services (in line with the portfolio reduction).
The following table shows the change in Net Debt of Industrial Activities for the six months ended June 30, 2020 and 2019:

	Six months ended June 30,
($ million)	2020	2019(*)
Net (debt)/cash of Industrial Activities at beginning of period as reported	(1,403)	(639)
Impact of IFRS 16 adoption	—	(476)
Net (debt)/cash of Industrial Activities at beginning of period	(1,403)	(1,115)
Adjusted EBITDA of Industrial Activities	428	1,572
Cash interest and taxes	(117)	(253)
Changes in provisions and similar(1)	(346)	(295)
Change in working capital	(860)	(1,195)
Operating cash flow of Industrial Activities	(895)	(171)
Investments in property, plant and equipment, and intangible assets(2)	(287)	(376)
Other changes	(90)	(31)
Free Cash Flow of Industrial Activities	(1,272)	(578)
Capital increases and dividends(3)	(12)	(323)
Currency translation differences and other	(26)	23
Change in Net debt of Industrial Activities	(1,310)	(878)
Net (debt)/cash of Industrial Activities at end of period	(2,713)	(1,993)
(*) Starting from December 31, 2019, we modified the definition of Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, certain amounts have been recast accordingly.
(1) Including other cash flow items related to operating lease and buy-back activities.
(2) Excluding assets sold under buy-back commitments and assets under operating leases.
(3) Including share buy-back transactions

Semi-Annual Management Report 27

We believe that Free Cash Flow of Industrial activities is a useful analytical tool for measuring the cash generation ability of our Industrial Activities. For the six months ended June 30, 2020, the Free Cash Flow of Industrial Activities was a usage of $1,272 million, primarily due to the adverse impact of COVID-19.
The reconciliation of Free Cash Flow of Industrial Activities to Net cash provided by (used in) Operating Activities, the EU-IFRS financial measure that we believe to be most directly comparable, for the six months ended June 30, 2020 and 2019, is shown below:

	Six months ended June 30,
($ million)	2020	2019(*)
Net cash provided by (used in) Operating Activities	(723)	(28)
Net cash (provided by) used in Operating Activities of Financial Services	(262)	(275)
Intersegment eliminations	90	132
Operating cash flow of Industrial Activities	(895)	(171)
Investments in property, plant and equipment, and intangible assets of Industrial Activities	(287)	(376)
Other changes(1)	(90)	(31)
Free Cash Flow of Industrial Activities	(1,272)	(578)
(*) Starting from December 31, 2019, we modified the definition of Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, certain amounts have been recast accordingly.
(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
The non-GAAP financial measures (Net debt and Free Cash Flow of Industrial Activities, as defined in paragraph "Alternative performance measures (or “Non-GAAP financial measures”)" of section "General" above), used in this section, should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.
On June 15, Fitch Ratings (“Fitch”) affirmed CNH Industrial N.V. and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-” and changed the outlook to stable from positive. The Company’s long-term credit ratings remained unchanged at “BBB” from Standard & Poor’s and “Baa3” from Moody’s with stable outlooks.

With the purpose of further diversifying Financial Services’ funding structure, CNH Industrial Capital LLC has established a commercial paper program in the U.S. This program had an amount of $250 million outstanding at June 30, 2020 ($387 million at December 31, 2019). CNH Industrial Financial Services S.A. in Europe issues commercial paper under a program which had an amount of $42 million outstanding at June 30, 2020 ($105 million at December 31, 2019). In the month of April 2020, the Company issued £600 million (equivalent to $748 million) of commercial paper through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF), with the amount outstanding at June 30, 2020 equal to $736 million. Furthermore, in Canada, the Company issued a new retail ABS transaction for a total amount of C$465 million (equivalent to $331 million), with the amount outstanding at June 30, 2020 equal to $328 million.

In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaced an existing five-year €1.75 billion credit facility due to mature in 2021. As of February 28, 2020, CNH Industrial exercised the first of the two extension options. The facility is now due to mature in March 2025. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.6 billion at June 30, 2020 ($5.5 billion at December 31, 2019). Total committed secured facilities expiring after twelve months amounted to approximately $3.9 billion at June 30, 2020 ($4.1 billion at December 31, 2019), of which $1.3 billion was available at June 30, 2020 ($1.1 billion at December 31, 2019).
CNH Industrial will closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic may have on its operations. With the strong liquidity position at the end of June and the demonstrated access to the financial markets, CNH Industrial believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs during the COVID-19 pandemic.
Semi-Annual Management Report 28

RELATED PARTY TRANSACTIONS
See Note 29. “Related party transactions” of the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020.

IMPORTANT EVENTS DURING THE FIRST SIX MONTHS OF 2020

▪During the first half of 2020, the COVID-19 pandemic negatively impacted most of CNH Industrial's end-markets and operations. Since the beginning of the COVID-19 pandemic, CNH Industrial continued to work to ensure the safety of its people, to maintain business continuity, to preserve its liquidity and to leverage its continued access to funding. A detailed explanation of the COVID-19 related matters is included in the section "COVID-19 Update" of this report;
▪On February 28, CNH Industrial N.V. announced that it has extended its €4 billion committed revolving credit facility for one additional year with all lenders, by exercising the first one-year extension option;
▪On March 23, 2020, following Mr. Mühlhäuser's resignation, the Board of Directors appointed Lady Suzanne Heywood as Acting Chief Executive Officer, in addition to her role as Chair of the Board, to lead the business through this current unprecedented period until a new permanent CEO has been identified by means of a thorough search process;
▪On April 6, 2020 considering the challenges and uncertainties associated with the COVID-19 outbreak, as a precautionary measure, the Company announced the decision to remove the dividend proposal from the agenda of the Annual General Meeting;
▪On April 16, 2020, at the Annual General Meeting, CNH Industrial N.V. shareholders approved the 2019 EU-IFRS Annual Report (including the Company’s 2019 financial statements). The Company’s shareholders approved the amendment to the Remuneration Policy in line with the new legal requirement contained in the Dutch Civil Code implementing the revised Shareholders' Right Directive, replaced the authorization for the Board of Directors to repurchase up to a maximum of 10% of the Company’s common shares issued as of the date of the Annual General Meeting and approved the plan to award rights to subscribe for common shares in the capital of the Company to executive directors in accordance with Article 13.6 of the Company’s Articles of Association;
▪On April 29, 2020, CNH Industrial issued £600 million ($748 million) of commercial paper through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF). Furthermore, in Canada, CNH Industrial issued a new retail ABS transaction on April 23, 2020 for a total amount of C$465 million ($331 million);
▪On June 15, Fitch Ratings (“Fitch”) affirmed CNH Industrial N.V. and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-” and changed the outlook to stable from positive.

Semi-Annual Management Report 29

RISKS AND UNCERTAINTIES
Except as discussed below, the Company believes that the risks and uncertainties identified for the second half of 2020 are in line with the main risks and uncertainties to which CNH Industrial N.V. and the Group are exposed and that the Company presented in its Annual Report at December 31, 2019 prepared in accordance with EU-IFRS, as well as those Risk Factors identified and discussed in Item 3.D of the Company’s annual report for 2019 on Form 20-F (which contains financial statements prepared in accordance with U.S. GAAP) filed with the SEC on March 3, 2020. Those risks and uncertainties should be read in conjunction with this Semi-Annual Report, including its notes and disclosures.
Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.
The Company’s assessment of risks and uncertainties has changed since publication of the above mentioned annual reports with regard to the following risk.
The COVID-19 pandemic could materially adversely affect our business, financial condition, results of operations and/or liquidity
COVID-19 was identified in China in late 2019 and has spread globally. The rapid spread of the virus has had a material, dramatic, and almost immediate impact on public health and the macroeconomy. From an economic perspective, the virus has resulted in weaker demand and supply constraints and the implementation of numerous measures to try to contain the virus, such as travel bans, mandated shutdowns, border closures and other restrictions on the free movement of people and goods. These factors have impacted our workforce and operations as we temporarily closed the vast majority of our facilities.
Travel bans, border closures, other restrictions on the free movement of people and goods, and the introduction of social distancing measures in our facilities may affect our future ability to operate as well as the ability of our suppliers and distributors to operate. Further, any future closing of manufacturing facilities due to weaker demand or supply constraints, or similar limitations or restrictions for our suppliers, or the impact of the COVID-19 pandemic on our ability to execute business continuity plans, could have a material adverse effect on our business, financial position, results of operations, or liquidity. Moreover, the COVID-19 pandemic may materially adversely impact many of our customers, borrowers and other third parties and may affect their ability to fulfill their obligations to us in a timely manner. Depending on the duration and extent of the COVID-19 pandemic, the Company’s results of operations, financial condition and cash flows in 2020 may also be materially impacted by, among other things, restructuring actions, goodwill and other non-cash impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements with respect to vehicles in stock and residual value commitments, excess inventory, and difficulties in collecting financial receivables resulting in increased allowances for credit losses. The extent of the COVID-19 impact on our business, financial condition, results of operations, or liquidity, which could be material, will be determined by the duration of the COVID-19 pandemic, its geographic spread, business disruptions and overall impact on the global economy. We cannot at this time reasonably estimate or quantify the magnitude of any resulting financial impact of the COVID-19 pandemic due to the uncertainty of the situation.
Disruption caused by business responses to the COVID-19 pandemic, including remote working arrangements, may create increased vulnerability to cybersecurity or data privacy incidents, including breaches of information technology and systems. Risks related to information technology and systems are described in our risk factor entitled “A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability” in our “Risk Factors” in our Annual Report prepared in accordance with EU-IFRS for the year ended December 31, 2019.
The COVID-19 pandemic has also caused, and is likely to continue to cause, economic, market and other disruptions worldwide that could result in global or regional economic downturn or recession. Additionally, volatility in the global capital markets could increase the cost of capital and could adversely impact access to capital. Risks related to negative economic conditions are described in our risk factors entitled "Global economic conditions impact our business" and “We are exposed to political, economic, trade and other risks beyond our control as a result of operating a global business” under “Risks Related to our Business, Strategy and Operations” in our “Risk Factors” in our Annual Report prepared in accordance with EU-IFRS for the year ended December 31, 2019.

Semi-Annual Management Report 30

2020 U.S. GAAP OUTLOOK
CNH Industrial manages its operations, assesses its performance and makes decisions about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, its full year guidance presented below had been prepared under U.S. GAAP.

While uncertainties regarding the evolution of the COVID-19 pandemic remain, the Company will continue to look at the evolution of the current extraordinary circumstances and to work on its priorities, focusing its efforts on selecting the optimal response strategies to a still evolving scenario.
CNH Industrial is committed to thrive and deliver profitable growth in the new normal, and assuming no further widespread activation of lockdown policies in its main jurisdictions, is providing the following outlook for the year:
▪Net sales of Industrial Activities(1) expected to be down between 15% and 20% including currency-translation effects, due to COVID-19 impact on market conditions across all regions and segments;
▪Free cash flow of Industrial Activities to remain negative for the full year despite an expected cash generation in the second half of the year as a result of continued cash preservation measures and a normalized seasonality of sales;
▪Solid available liquidity level to be maintained throughout the year, with opportunistic resource allocations to respond to the current evolving scenario.
The Company will continue to communicate with financial markets and with all other stakeholders as the implications of the evolving business environment for its operations and performance could change depending on the duration and extent of the pandemic. In particular, the Company’s results of operations, financial condition and cash flows in 2020 may also be significantly negatively impacted by, among other things, further restructuring actions and other non-cash asset impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements, excess inventory, difficulties in collecting financial receivables and subsequent increased allowances for credit losses. The quarterly fair value remeasurement of the Company investment in Nikola Corporation might also significantly impact the Company reported results in future quarters given the recent volatility of the Nikola share price. However, as anticipated in the press release issued on June 8, 2020, this noncash impact will be consistently excluded from the calculation of CNH Industrial Non-GAAP “Adjusted” measures, and, in particular, from the Adjusted diluted EPS.

(1) Net sales reflecting the exchange rate of 1.11 EUR/USD.

Semi-Annual Management Report 31

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At June 30, 2020
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 32

CONDENSED CONSOLIDATED INCOME
STATEMENT
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2020	2019	2020	2019
Net revenues	(1)	5,562	7,577	11,012	14,011
Cost of sales	(2)	5,393	6,146	10,122	11,311
Selling, general and administrative costs	(3)	431	538	933	1,071
Research and development costs	(4)	307	281	555	555
Result from investments:	(5)	12	13	12	17
Share of the profit/(loss) of investees accounted for using the equity method		12	13	12	17
Gains/(losses) on the disposal of investments	(6)	—	—	—	—
Restructuring costs	(7)	7	30	12	36
Goodwill impairment loss	(12)	576	—	576	—
Other income/(expenses)	(8)	(61)	(26)	(107)	(50)
Financial income/(expenses)	(9)	(75)	(63)	(129)	(135)
PROFIT/(LOSS) BEFORE TAXES		(1,276)	506	(1,410)	870
Income tax (expense)	(10)	81	(123)	116	(216)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		(1,195)	383	(1,294)	654
PROFIT/(LOSS) FOR THE PERIOD		(1,195)	383	(1,294)	654

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		(1,206)	371	(1,316)	635
Non-controlling interests		11	12	22	19

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(11)	(0.89)	0.27	(0.97)	0.47
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(11)	(0.89)	0.27	(0.97)	0.47

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 33

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2020	2019	2020	2019
PROFIT/(LOSS) FOR THE PERIOD (A)		(1,195)	383	(1,294)	654

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(21)	—	—	(2)	—
Net change in fair value of equity investments at fair value through other comprehensive income	(21)	1,480	—	1,483	—
Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(21)	(17)	—	(26)	—
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		1,463	—	1,455	—
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(21)	(9)	22	60	(21)
Exchange gains/(losses) on translating foreign operations	(21)	(35)	15	(519)	47
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	5	—	(16)	(3)
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(21)	1	(1)	(1)	6
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(38)	36	(476)	29
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		1,425	36	979	29

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		230	419	(315)	683

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		219	409	(335)	664
Non-controlling interests		11	10	20	19

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 34

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)

($ million)	Note	At June 30, 2020	At December 31, 2019
ASSETS
Intangible assets	(12)	4,689	5,522
Property, plant and equipment	(13)	4,891	5,769
Investments and other financial assets:	(14)	2,298	707
Investments accounted for using the equity method		518	550
Equity investments measured at fair value through other comprehensive income		1,733	108
Other investments and financial assets		47	49
Leased assets	(15)	1,813	1,857
Defined benefit plan assets		23	28
Deferred tax assets		924	806
Total Non-current assets		14,638	14,689
Inventories	(16)	6,868	7,065
Trade receivables	(17)	472	408
Receivables from financing activities	(17)	17,424	19,429
Current tax receivables	(17)	195	260
Other current assets	(17)	1,139	1,475
Other financial assets	(18)	170	73
Cash and cash equivalents	(19)	5,868	5,773
Total Current assets		32,136	34,483
Assets held for sale	(20)	16	10
TOTAL ASSETS		46,790	49,182

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 35

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)
(CONTINUED)

($ million)	Note	At June 30, 2020	At December 31, 2019
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		7,500	7,819
Non-controlling interests		54	44
Total Equity	(21)	7,554	7,863
Provisions:		4,599	4,787
Employee benefits	(22)	1,606	1,701
Other provisions	(22)	2,993	3,086
Debt:	(23)	24,959	25,413
Asset-backed financing	(23)	11,078	11,757
Other debt	(23)	13,881	13,656
Other financial liabilities	(18)	103	121
Trade payables	(24)	4,544	5,635
Tax liabilities		227	181
Deferred tax liabilities		213	274
Other current liabilities	(25)	4,591	4,908
Liabilities held for sale		—	—
Total Liabilities		39,236	41,319
TOTAL EQUITY AND LIABILITIES		46,790	49,182

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 36

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

($ million)	Note	Six months ended June 30, 2020	Six months ended June 30, 2019
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(19)	5,773	5,803
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		(1,294)	654
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		581	625
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		3	1
Goodwill impairment loss		576	—
Other non-cash items		380	35
Dividends received		31	13
Change in provisions(*)		(100)	(146)
Change in deferred income taxes		(219)	47
Change in items due to buy-back commitments	(a)	89	(71)
Change in operating lease items	(b)	44	(31)
Change in working capital(*)		(814)	(1,155)
TOTAL		(723)	(28)
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(288)	(378)
Consolidated subsidiaries and other equity investments		(145)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		5	2
Net change in receivables from financing activities		1,034	(553)
Other changes		128	56
TOTAL		734	(873)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		—	679
Repayment of bonds		—	(621)
Issuance of other medium-term borrowings (net of repayment)		348	(158)
Net change in other financial payables and other financial assets/liabilities		(76)	(111)
Capital increase		—	—
Dividends paid		(3)	(278)
Purchase of treasury shares		—	(45)
Purchase of ownership interests in subsidiaries		(9)	—
TOTAL		260	(534)
Translation exchange differences		(176)	(22)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		95	(1,457)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(19)	5,868	4,346

(a)Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.
(b)Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(*) Following the adoption of IFRIC Interpretation 23 from January 1, 2019, figures for the six months ended June 30, 2019 have been reclassified due to the change in classification for identified income tax-related risks that were previously recognized as a provision. Refer to paragraph “New standards and amendments effective from January 1, 2019” in the CNH Industrial Consolidated Financial Statements at December 31, 2019 for further details.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 37

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2018	25	(128)	3,247	6,272	(17)	(1,414)	(375)	—	(167)	29	7,472

Changes in equity for the six months ended June 30, 2019
Dividends distributed	—	—	—	(275)	—	—	—	—	—	(3)	(278)
Acquisition of treasury stock	—	(45)	—	—	—	—	—	—	—	—	(45)
Common shares issued from treasury stock and capital increase for share-based compensation	—	25	(27)	—	—	—	—	—	—	—	(2)
Share-based compensation expense	—	—	21	—	—	—	—	—	—	—	21
Total comprehensive income/(loss) for the period	—	—	—	635	(15)	47	—	—	(3)	19	683
Other changes(1)	—	—	(5)	40	—	—	—	—	—	(4)	31
AT JUNE 30, 2019	25	(148)	3,236	6,672	(32)	(1,367)	(375)	—	(170)	41	7,882

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2019	25	(154)	3,240	6,935	(49)	(1,473)	(524)	(5)	(176)	44	7,863

Changes in equity for the six months ended June 30, 2020
Dividends distributed	—	—	—	—	—	—	—	—	—	(3)	(3)
Common shares issued from treasury stock and capital increase for share-based compensation	—	14	(14)	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	9	—	—	—	—	—	—	—	9
Purchase of ownership interests in subsidiaries from non-controlling interests	—	—	(5)	—	—	—	—	—	—	(4)	(9)
Total comprehensive income/(loss) for the period	—	—	—	(1,316)	59	(517)	(9)	1,464	(16)	20	(315)
Other changes(1)	—	—	—	12	—	—	—	—	—	(3)	9
AT JUNE 30, 2020	25	(140)	3,230	5,631	10	(1,990)	(533)	1,459	(192)	54	7,554
(1) Other changes of Earnings reserves include the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 38

NOTES
(Unaudited)
CORPORATE INFORMATION
CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 27 “Segment reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
The Semi-Annual condensed consolidated financial statements at June 30, 2020 together with the notes thereto (the "Semi-Annual Condensed Consolidated Financial Statements”) were authorized for issuance on August 4, 2020 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Semi-Annual Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 - Interim Financial Reporting, do not include all of the information and disclosures required for annual financial statements and should be read in conjunction with the audited CNH Industrial Consolidated Financial Statements at December 31, 2019, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2019”). The accounting standards and policies are consistent with those used at December 31, 2019, except as described in the following paragraph “New standards and amendments effective from January 1, 2020”.
These financial statements are prepared on a going concern basis. Despite operating in a continuously difficult economic and financial environment negatively impacted by the continuing spread of the COVID-19 pandemic, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to adapt to the changed levels of demand and its industrial and financial flexibility.
These Semi-Annual Condensed Consolidated Financial Statements are prepared using the U.S. dollar as presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro. The U.S. dollar presentation currency was elected to be used in order to improve comparability with main competitors, mainly in the agriculture and construction businesses, and to provide more meaningful information to U.S. investors.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 39

COVID-19 and use of accounting estimates and management’s assumptions
COVID-19 affected CNH Industrial’s results, statement of financial position and cash flows presented in these Semi-Annual Condensed Consolidated Financial Statements. The main impacts of the pandemic on significant accounting matters are disclosed below.
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of income, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities. Furthermore, certain valuation procedures, in particular those of a more complex nature, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.
Due to the currently unforeseeable global consequences of the COVID-19 pandemic, these estimates and assumptions are subject to increased uncertainty. Actual results could differ materially from the estimates and assumptions used in preparation of the financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.
These Semi-Annual Condensed Consolidated Financial Statements include all updates of estimates and assumptions considered necessary by management to fairly state the Group’s results of operations, financial position and cash flows. In particular, updates to incorporate the expected consequences of the COVID-19 pandemic were included in the analysis of the recoverability of certain tangible and intangible assets, resulting in the recognition of $317 million impairment charges in the second quarter of 2020. In addition, new actions were identified to realize the asset portfolio of vehicles sold under buy-back commitments, as a result of the significant deterioration of the used vehicle markets in which the Commercial and Specialty Vehicles segment operates and the consequent impact on truck residual values, resulting in the recognition of $282 million charges in the second quarter of 2020. Furthermore, goodwill is tested for impairment annually in the fourth quarter and whenever impairment indicators require. The significant decline in industry demand and other market conditions in the main markets in which the Construction cash-generating unit (“CGU”) operates were identified as impairment indicators at June 30, 2020 for the goodwill at the Construction CGU, and, as a consequence, CNH Industrial performed a quantitative interim assessment of impairment for the Construction goodwill, previously disclosed as being at risk of impairment. Having reassessed the expected future business performance of the CGU and its projected cash flows, which have deteriorated significantly, CNH Industrial recognized an impairment loss of $576 million in the second quarter of 2020, representing the total impairment of Construction goodwill. Updated estimates and assumptions to incorporate the expected consequences of the COVID-19 were also included in the analysis of the recoverability and collectability of financial assets, especially of receivables from financing activities. Finally, with regard to hedge accounting, estimates were updated concerning whether forecast transactions can still be assumed to be highly likely to occur.
Depending on the duration and extent of the COVID-19 pandemic, CNH Industrial’s results of operations, financial condition and cash flows in 2020 may also be significantly negatively impacted by, among other things, further restructuring actions and other non-cash asset impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements, excess inventory, difficulties in collecting financial receivables and subsequent increased allowances for credit losses.
Other significant estimates and judgements made by management in applying the Group’s accounting policies not mentioned in this note were the same as those applied at December 31, 2019. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2019 for a description of the significant estimates, judgments and assumptions of CNH Industrial at that date.
CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. These Semi-Annual Condensed Consolidated Financial Statements do not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management and Control System” section and Note 31 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2019, as well as those discussed in Note 17 “Current receivables and Other current assets”.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 40

Format of the financial statements
CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.
For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Legal entities carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.
The statement of cash flows is presented using the indirect method.
New standards and amendments effective from January 1, 2020
▪On September 29, 2019, the IASB issued Interest Rate Benchmark Reform (amendments to IFRS 9, IAS 39 and IFRS 7), which modifies some specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by the Interbank Offered Rates (IBOR) reform, allowing the hedge accounting to be continued as if the reference rates on which the hedged item and hedging instrument are based were not changed by the reform. Furthermore, the amendments require to provide additional information to investors about hedging relationships directly affected by the uncertainties caused by the reform. The amendments are effective from January 1, 2020. The adoption of these amendments did not have any material impact on these Semi-Annual Condensed Consolidated Financial Statements.
▪On October 31, 2018, the IASB clarified the definition of "material" and how it should be applied by amending IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective from January 1, 2020, with earlier application permitted. The adoption of these amendments did not have any material impact on these Semi-Annual Condensed Consolidated Financial Statements.
▪On October 22, 2018, the IASB issued narrow-scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments shall be applied to acquisitions that occur on or after January 1, 2020 with earlier application permitted. The adoption of these amendments did not have any material impact on these Semi-Annual Condensed Consolidated Financial Statements.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group
See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2019, for a description of other new standards not yet effective and not adopted as of June 30, 2020. Furthermore:
▪On May 14, 2020 the IASB issued Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16) to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use and clarifying the meaning of "testing whether an asset is functioning properly". These amendments are effective retrospectively from January 1, 2022.
▪On May 14, 2020, the IASB issued Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37) specifying that the cost of fulfilling a contract comprises the costs that relate directly to the contract, including both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective retrospectively from January 1, 2022.
▪On May 14, 2020 the IASB issued the Annual Improvements to IFRS 2018-2020 Cycle. The most important topics addressed in these amendments are: (i) on IFRS 9 - Financial Instruments clarifying which fees an entity includes when it applies the "10 per cent" test in assessing whether to derecognize a financial liability; and (ii) on IFRS 16 - Leases removing the illustration of the reimbursement of leasehold improvements. These improvements are effective from January 1, 2022.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 41

▪On May 28, 2020 the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16) adding a practical expedient that relieves the lessee from assessing whether a COVID-19-related rent concession is a lease modification. The lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The amendment is effective retrospectively for annual reporting periods beginning on or after 1 June 2020, it is also available for interim reports.
The European Union has not yet completed its endorsement process for these amendments and improvements. The Group is currently evaluating the impact of the adoption of these amendments and improvements on its Consolidated Financial Statements or disclosures upon adoption of the amendments.

SCOPE OF CONSOLIDATION
Planned spin-off of On-Highway business
The Company has confirmed its intention to separate its "On-Highway" (commercial and specialty vehicles, and powertrain) and "Off-Highway" (agriculture and construction) businesses. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in "On-Highway" to CNH Industrial N.V. shareholders. The spin-off was expected to be completed in early 2021, subject to approval at an Extraordinary General Meeting of shareholders. The original timeline for the implementation of the proposed separation has been, however, extended as a consequence of the negative market conditions due to the COVID-19 pandemic.
CNH Industrial did not classify the business that will be separated as asset held for distribution at June 30, 2020. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the structure, organization, terms, financing aspects and timeline of the transaction had not yet been finalized and will be subject to final approval by an Extraordinary General Meeting of CNH Industrial N.V.'s shareholders.

BUSINESS COMBINATIONS
There were no significant business combinations in the six months ended June 30, 2020 and 2019.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 42

COMPOSITION AND PRINCIPAL CHANGES

1. Net revenues
The following table summarizes Net revenues for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2020	2019	2020	2019
Agriculture	2,537	3,105	4,780	5,595
Construction	420	757	842	1,397
Commercial and Specialty Vehicles	1,738	2,707	3,759	5,118
Powertrain	763	1,140	1,516	2,173
Eliminations and Other	(310)	(617)	(757)	(1,188)
Total Industrial Activities	5,148	7,092	10,140	13,095
Financial Services	437	518	925	990
Eliminations and Other	(23)	(33)	(53)	(74)
Total Net revenues	5,562	7,577	11,012	14,011
The following table disaggregates Net revenues by major source for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		Six Months Ended June 30,
($ million)	2020	2019	2020	2019
Revenues from:
Sales of goods	4,944	6,832	9,698	12,586
Rendering of services and other revenues	126	159	282	304
Rents and other income on assets sold with a buy-back commitment	78	101	160	205
Revenues from sales of goods and services	5,148	7,092	10,140	13,095
Finance and interest income	240	277	503	545
Rents and other income on operating lease	174	208	369	371
Total Net Revenues	5,562	7,577	11,012	14,011
During the three months ended June 30, 2020 and 2019, revenues included $112 million and $134 million, respectively, relating to contract liabilities outstanding at the beginning of each period. During the six months ended June 30, 2020 and 2019, revenues included $257 million and $297 million, respectively, relating to contract liabilities outstanding at the beginning of each period. Refer to Note 25 "Other current liabilities" for additional details on contract liabilities.
As of June 30, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1.8 billion ($2.0 billion as of December 31, 2019). CNH Industrial expects to recognize revenue on approximately 39% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 39% and 84% as of December 31, 2019), with the remaining recognized thereafter.
2. Cost of sales
The following summarizes the main components of Cost of sales:

	Three months ended June 30,		Six months ended June 30,
($ million)	2020	2019	2020	2019
Interest cost and other financial charges from Financial Services	150	146	282	268
Other costs of sales	5,243	6,000	9,840	11,043
Total Cost of sales	5,393	6,146	10,122	11,311
In the three and six months ended June 30, 2020, Cost of sales also included $245 million impairment losses against intangible and tangible assets, as well as $282 million asset optimization charges.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 43

3. Selling, general and administrative costs
Selling, general and administrative costs amounted to $431 million and $933 million in the three and six months ended June 30, 2020, respectively, compared to $538 million and $1,071 million recorded in the three and six months ended June 30, 2019, respectively.
4. Research and development costs
In the three months ended June 30, 2020, research and development costs were $307 million ($281 million in the three months ended June 30, 2019) and included all the research and development costs not recognized as assets in the period amounting to $130 million ($171 million in the three months ended June 30, 2019) and the amortization of capitalized development costs of $105 million ($110 million in the three months ended June 30, 2019). In the three months ended June 30, 2020, it also included $72 million of impairment losses (nil in the three months ended June 30, 2019). During the three months ended June 30, 2020, the Group capitalized new development costs of $77 million ($107 million in the three months ended June 30, 2019).
In the six months ended June 30, 2020, research and development costs were $555 million ($555 million in the six months ended June 30, 2019) and included all the research and development costs not recognized as assets in the period amounting to $269 million ($332 million in the six months ended June 30, 2019) and the amortization of capitalized development costs of $214 million ($221 million in the six months ended June 30, 2019). In the six months ended June 30, 2020, it also included $72 million of impairment losses ($2 million in the six months ended June 30, 2019). During the six months ended June 30, 2020 the Group capitalized new development costs of $155 million ($196 million in the six months ended June 30, 2019).
5. Result from investments
This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses, accruals to the investment provision, and dividend income. In the three and six months ended June 30, 2020, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method was a gain of $12 million (a gain of $13 million and $17 million in the three and six months ended June 30, 2019, respectively).
6. Gains/(losses) on the disposal of investments
The net balance of this item was nil in the three and six months ended June 30, 2020 and 2019.
7. Restructuring costs
CNH Industrial incurred restructuring costs of $7 million and $12 million during the three and six months ended June 30, 2020, respectively. CNH Industrial incurred restructuring costs of $30 million and $36 million during the three and six months ended June 30, 2019, respectively.
8. Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services. This item amounted to other expenses of $61 million and $107 million in the three and six months ended June 30, 2020, respectively (other expenses of $26 million and $50 million in the three and six months ended June 30, 2019, respectively).
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 44

9. Financial income/(expenses)
In addition to the items forming part of the specific lines of the condensed consolidated income statement, the following analysis of Net financial income/(expenses) in the three and six months ended June 30, 2020 and 2019 also takes into account the Interest income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $196 million and $418 million in the three and six months ended June 30, 2020, respectively ($204 million and $409 million in the three and six months ended June 30, 2019, respectively), and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following table) included in Cost of sales for $150 million and $282 million in the three and six months ended June 30, 2020, respectively ($146 million and $268 million in the three and six months ended June 30, 2019, respectively).
A reconciliation to the condensed consolidated income statement is provided under the following table:

	Three months ended June 30,		Six months ended June 30,
($ million)	2020	2019	2020	2019
Financial income:
Interest earned and other financial income	9	14	18	32
Interest income from customers and other financial income of Financial Services	196	204	418	409
Total financial income	205	218	436	441
of which:
Financial income, excluding Financial Services (a)	9	14	18	32

Interest and other financial expenses:
Interest cost and other financial expenses	153	169	311	333
Write-downs of financial assets at amortized cost	49	21	67	26
Interest costs on employee benefits	4	7	8	13
Total interest and other financial expenses	206	197	386	372
Net (income)/expenses from derivative financial instruments at fair value through profit or loss	38	35	(115)	(8)
Exchange rate differences from derivative financial instruments	(10)	(9)	158	71
Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	234	223	429	435
of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	84	77	147	167

Net financial income/(expenses) excluding Financial Services (a) - (b)	(75)	(63)	(129)	(135)

10. Income taxes
Income taxes recognized in the condensed consolidated income statement consist of the following:

	Three months ended June 30,		Six months ended June 30,
($ million)	2020	2019	2020	2019
Current taxes	(112)	(117)	(115)	(180)
Deferred taxes	191	(18)	220	(52)
Taxes relating to prior periods	2	12	11	16
Total Income tax (expense)	81	(123)	116	(216)
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 45

The effective tax rates for the three months ended June 30, 2020 and 2019 were 6.3% and 24.3%, respectively. The effective tax rates for the six months ended June 30, 2020 and 2019 were 8.2% and 24.8%, respectively. In the three and six months ended June 30, 2020, income taxes were a benefit of $81 million and $116 million, respectively, primarily caused by CNH Industrial reporting a loss before taxes during the periods of $1,276 million and $1,410 million, respectively.
As in all financial reporting periods, CNH Industrial evaluated the realizability of its various deferred tax assets, which relate to multiple tax jurisdictions in all regions of the world. Despite incurring a significant loss before taxes in the six months ended June 30, 2020 no changes in assessment occurred with respect to CNH Industrial’s recognition of deferred tax assets. This is largely attributable to the fact that a substantial portion of the pre-tax losses related to non-recurring events and, as such, are only expected to impact taxable income in the near-term, while substantially all of CNH Industrial’s deferred tax assets have no expiry date. Further, CNH Industrial has a history of producing pre-tax losses in the bottom-end of economic cycles followed by generating pre-tax profits during ensuing periods of economic expansion such that there is little history of tax attributes expiring unutilized. While no assessment changes occurred during the six months ended June 30, 2020, given the economic impact of the COVID-19 pandemic, it is possible such changes could occur within the next twelve months, with those changes potentially having a material impact on CNH Industrial’s results of operations.
During the six months ended June 30, 2020 countries around the world enacted substantial amounts of tax legislation in response to the COVID-19 pandemic. While the legislation generally did not impact CNH Industrial’s results of operations, the Company, in accordance with the legislation, delayed income tax payments in multiple jurisdictions, which improved its operating cash flow and overall cash position.
CNH Industrial is subject to income taxes and, therefore, routinely encounters income tax audits in many tax jurisdictions of the world. As various ongoing audits are concluded, or as the statutes of limitations associated with multiple income tax jurisdictions expire, it is possible CNH Industrial’s amount of unrecognized tax benefits will change during the next twelve months. CNH Industrial does not, however, anticipate those changes will have a material impact on its results of operations, statement of financial position, or cash flows.
11. Earnings per share
Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive potential common shares.
Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 21 “Equity”.
A reconciliation of basic and diluted earnings/(loss) per share is as follows:

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
Basic:
Profit/(loss) attributable to the owners of the parent	$ million	(1,206)	371	(1,316)	635
Weighted average common shares outstanding – basic	million	1,350	1,353	1,350	1,354
Basic earnings/(loss) per common share		$(0.89)	0.27	(0.97)	0.47

Diluted:
Profit/(loss) attributable to the owners of the parent	$ million	(1,206)	371	(1,316)	635
Weighted average common shares outstanding – basic	million	1,350	1,353	1,350	1,354
Effect of dilutive potential common shares (when dilutive):
Stock compensation plans(a)	million	—	3	—	3
Weighted average common shares outstanding – diluted	million	1,350	1,356	1,350	1,357
Diluted earnings/(loss) per common share		$(0.89)	0.27	(0.97)	0.47
(a) For the three and six months ended June 30, 2019, 4.9 million shares (consisting of share grants) were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 46

12. Intangible assets
Changes in the carrying amount of Intangible assets for the six months ended June 30, 2020 were as follows:

($ million)	At December 31, 2019	Additions	Amortization	Impairment	Foreign exchange effects and other changes	At June 30, 2020
Goodwill	2,548	—	—	(576)	(11)	1,961
Development costs	2,260	155	(214)	(72)	(28)	2,101
Other	714	39	(42)	(82)	(2)	627
Total Intangible assets	5,522	194	(256)	(730)	(41)	4,689
Goodwill is allocated to the segments as follows: Agriculture for $1,770 million, Commercial and Specialty Vehicles for $58 million, Powertrain for $5 million and Financial Services for $128 million.
Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently if a triggering event occurs. CNH Industrial performed its most recent annual impairment review as of December 31, 2019. At that date, the estimated recoverable amounts of the Agriculture and Financial Services cash-generating units significantly exceeded the carrying values. For the Construction cash-generating unit, instead, CNH Industrial had determined that the goodwill was at risk for impairment going forward should there be a deterioration of projected cash flows of the reporting unit as a result of the Company’s inability to successfully execute its plans to achieve future growth projections. Refer to Note 13 “Intangible Assets” of the CNH Industrial Consolidated Financial Statements at December 31, 2019 for further details.
During the second quarter of 2020, CNH Industrial considered whether a quantitative interim assessment of goodwill for impairment was required as a result of the significant economic disruption caused by the COVID-19 pandemic. Based on the internal and external sources of information considered through June 30, 2020, including the current and expected future economic and market conditions surrounding the COVID-19 pandemic and its impact on each of the cash-generating units, industry and market considerations, overall financial performance (both current and projected) as well as the amount by which the recoverable amount of CNH Industrial’s cash-generating units exceeded their respective carrying values at the date of the last quantitative assessment, CNH Industrial, as part of the qualitative assessment performed, determined these conditions indicated that the carrying value of the Construction cash-generating unit exceeded its recoverable amount. At June 30, 2020, CNH Industrial completed a quantitative impairment assessment for the Construction cash-generating unit which resulted in a recoverable amount below carrying value. Based on the assessment, CNH Industrial recognized a goodwill impairment loss of $576 million for the Construction cash-generating unit.
CNH Industrial determined the recoverable amount of the Construction cash-generating unit using the income approach. Under the income approach, CNH Industrial calculates the recoverable amount based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales in the discrete future period and the weighted average cost of capital (discount rate), and also less significant assumptions such as gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, and changes in working capital requirements. Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective reporting units.
Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment if events or changes in circumstances indicate that the asset may be impaired. During the second quarter of 2020, CNH Industrial recorded an impairment loss of $17 million related to its Construction dealer network and $65 million related to certain software costs in its Agriculture segment. These impairments are included in the Cost of sales on the Consolidated income statement. Moreover, during the second quarter of 2020, CNH Industrial recorded an impairment loss of $72 million (included in Research and Development costs) on Development costs in Agriculture.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 47

13. Property, plant and equipment
Changes in the carrying amount of Property, plant and equipment for the six months ended June 30, 2020 were as follows:

($ million)	Carrying amount at December 31, 2019	Additions	Depreciation	Impairment	Foreign exchange effects	Disposals and other changes	Carrying amount at June 30, 2020
Property, plant and equipment acquired	3,543	94	(259)	(163)	(115)	(1)	3,099
Right-of-use assets	448	33	(66)	—	(8)	(12)	395
Assets sold with a buy-back commitment	1,778	164	(128)	(144)	(20)	(253)	1,397
Total Property plant and equipment	5,769	291	(453)	(307)	(143)	(266)	4,891
As a consequence of the significant decline in industry demand and other market conditions due to the economic disruption caused by the COVID-19 pandemic during the second quarter of 2020, CNH Industrial reviewed its current manufacturing footprint, and, consequently, has reassessed the recoverability of certain assets. As a result, Agriculture and Construction recognized an impairment loss of $111 million and $45 million, respectively, against Property, plant and equipment acquired. Furthermore, during the second quarter of 2020, Commercial and Specialty Vehicles recognized impairment losses of $134 million in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buy-back commitments as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. Commercial and Specialty Vehicles also recognized impairment losses of $7 million against Property, plant and equipment acquired. The impairment losses are recognized in Cost of sales.
At June 30, 2020, right-of-use assets refer primarily to lease contracts for: industrial buildings for $280 million ($319 million at December 31, 2019), plant, machinery and equipment for $38 million ($36 million at December 31, 2019), and other assets for $77 million ($93 million at December 31, 2019). For a description of the related lease liabilities, refer to Note 23 "Debt".
Short-term and low-value leases are not recorded in the statement of financial position; CNH Industrial recognizes lease expense ($10 million and $11 million in the six months ended June 30, 2020 and 2019, respectively) in the income statement for these leases on a straight-line basis over the lease term.
14. Investments and other financial assets
Investments and other financial assets at June 30, 2020 and December 31, 2019 consisted of the following:

($ million)	At June 30, 2020	At December 31, 2019
Equity investments measured at fair value through other comprehensive income	1,733	108
Other investments	525	553
Total Investments	2,258	661
Non-current financial receivables and other non-current securities	40	46
Total Investments and other financial assets	2,298	707
Equity investments measured at fair value through other comprehensive income include the fair value of the approximate 7% investment held by CNH Industrial in Nikola Corporation, made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty trucks. During the second quarter of 2020, Nikola Corporation completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for every one share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company’s shares continued listing on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, CNH Industrial increased its investment in Nikola to $250 million. The market price of Nikola Corporation shares as of June 30, 2020 was $67.53, determining a value of $1,733 million for the 25,661,448 shares held by CNH Industrial through its fully-owned subsidiary Iveco S.p.A. During the second quarter of 2020, CNH Industrial recorded in Other comprehensive income a pre-tax gain of $1,483 million ($1,464 million after tax) from the remeasurement at fair value of the investment in Nikola Corporation.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 48

Iveco S.p.A. and Nikola Corporation are jointly developing cab over battery-electric vehicle (“BEV”) and hydrogen fuel cell electric vehicle (“FCEV”) trucks, which will be manufactured through a 50/50 owned joint venture in Europe and sold to Iveco for distribution in the European market and to Nikola for distribution in North America. During 2020, Iveco S.p.A. and Nikola Corporation began entering into a series of agreements to establish the joint venture. The operations of the joint venture are expected to commence in the fourth quarter of 2020.

Changes in Investments were as follows:

($ million)	At December 31, 2019	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Fair value remeasurements	Other changes	At June 30, 2020
Equity investments measured at fair value through other comprehensive income	108	—	142	1,483	—	1,733
Other investments	553	12	3	—	(43)	525
Total Investments	661	12	145	1,483	(43)	2,258
Other investments amounted to $525 million at June 30, 2020 ($553 million at December 31, 2019) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $113 million ($128 million at December 31, 2019), Turk Traktor Ve Ziraat Makineleri A.S. $46 million ($51 million at December 31, 2019) and CNH Industrial Capital Europe S.a.S. $200 million ($190 million at December 31, 2019).
Revaluations and write-downs primarily consist of adjustments for the result of the period to the carrying amount of investments accounted for using the equity method.
15. Leased assets
Leased assets primarily include equipment and vehicles leased to retail customers by Financial Services under operating lease arrangements. Such leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenues for non-lease components are accounted for separately.
Changes in the carrying amount of Leased assets for the six months ended June 30, 2020 were as follows:

($ million)	Carrying amount at December 31, 2019	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at June 30, 2020
Leased assets	1,857	317	(130)	(23)	(208)	1,813

16. Inventories
At June 30, 2020 and December 31, 2019, Inventories consisted of the following:

($ million)	At June 30, 2020	At December 31, 2019
Raw materials	1,478	1,330
Work-in-progress	827	611
Finished goods	4,563	5,124
Total Inventories	6,868	7,065
At June 30, 2020, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $393 million ($457 million at December 31, 2019).
In the second quarter of 2020, Commercial and Specialty Vehicles recognized an impairment loss of $122 million in Inventories in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buy-back commitments as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 49

17. Current receivables and Other current assets
A summary of Current receivables and Other current assets as of June 30, 2020 and December 31, 2019 is as follows:

($ million)	At June 30, 2020	At December 31, 2019
Trade receivables	472	408
Receivables from financing activities	17,424	19,429
Current tax receivables	195	260
Other current assets:
Other current receivables	971	1,334
Accrued income, prepaid expenses and other	168	141
Total Other current assets	1,139	1,475
Total Current receivables and Other current assets	19,230	21,572

Receivables from financing activities
A summary of Receivables from financing activities as of June 30, 2020 and December 31, 2019 is as follows:

($ million)	At June 30, 2020	At December 31, 2019
Retail:
Retail financing	8,389	8,984
Finance leases	219	241
Total Retail	8,608	9,225

Wholesale:
Dealer financing	8,656	10,075
Total Wholesale	8,656	10,075

Other	160	129
Total Receivables from financing activities	17,424	19,429
CNH Industrial provides and administers financing for retail purchases of new and used equipment and vehicles sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in the three and six months ended June 30, 2020 and 2019 relating to the termination of dealer contracts.
CNH Industrial manages its receivable portfolios using multiple factors, primarily past dues, historical loss experience, collateral value, outstanding balance and internal behavioral classifications.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 50

The aging of Receivables from financing activities as of June 30, 2020 and December 31, 2019 is as follows:

	At June 30, 2020
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	5,980	12	—	5,992	5	5,997
Europe	118	—	—	118	—	118
South America	1,543	62	1	1,606	14	1,620
Rest of World	860	5	5	870	3	873
Total Retail	8,501	79	6	8,586	22	8,608

Wholesale
North America	3,222	—	—	3,222	21	3,243
Europe	4,247	18	13	4,278	8	4,286
South America	582	—	—	582	39	621
Rest of World	498	4	1	503	3	506
Total Wholesale	8,549	22	14	8,585	71	8,656

The above aging table is not necessarily reflective of the potential credit risk in the portfolio due to payment schedules changes granted by CNH Industrial and government stimulus policies benefiting CNH Industrial's dealers and end-use customers.

	At December 31, 2019
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,132	24	4	6,160	9	6,169
Europe	137	—	—	137	—	137
South America	2,004	9	—	2,013	—	2,013
Rest of World	900	3	1	904	2	906
Total Retail	9,173	36	5	9,214	11	9,225

Wholesale
North America	3,641	—	—	3,641	26	3,667
Europe	4,856	24	9	4,889	7	4,896
South America	824	2	—	826	56	882
Rest of World	616	5	3	624	6	630
Total Wholesale	9,937	31	12	9,980	95	10,075
There is not a disproportionate concentration of credit risk in any geographic area. Receivables from financing activities generally relate to the agricultural, construction and truck businesses. CNH Industrial typically retains a security interest in the equipment or vehicle being financed. In addition, CNH Industrial may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.
A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data; an account is typically considered in default when they are 90 days past due.
CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 51

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses
CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, Europe, South America and Rest of World regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.
At June 30, 2020, the allowance for credit losses includes a reserve build primarily due to a weaker economic outlook related to the COVID-19 pandemic. As this situation has rapidly evolved and is fluid, there is significant subjectivity in the assessment. CNH Industrial continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 52

Allowance for credit losses activity for the three and six months ended June 30, 2020 is as follows:

	Three months ended June 30, 2020
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	81	8	184	273	30	1	117	148
Provision	23	—	8	31	7	—	6	13
Charge-offs, net of recoveries	(5)	—	(19)	(24)	—	—	—	—
Transfers	(22)	22	—	—	(1)	1	—	—
Foreign currency translation and other	11	—	(11)	—	—	—	2	2
Ending balance	88	30	162	280	36	2	125	163

	Six months ended June 30, 2020
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	68	5	220	293	35	1	123	159
Provision	45	—	5	50	3	—	7	10
Charge-offs, net of recoveries	(9)	—	(35)	(44)	—	—	—	—
Transfers	(19)	25	(6)	—	—	1	(1)	—
Foreign currency translation and other	3	—	(22)	(19)	(2)	—	(4)	(6)
Ending balance	88	30	162	280	36	2	125	163
Receivables:
Ending balance	8,191	340	77	8,608	8,241	225	190	8,656

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 53

Allowance for credit losses activity for the three and six months ended June 30, 2019 is as follows:

	Three Months Ended June 30, 2019
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	98	7	206	311	28	1	127	156
Provision	1	—	14	15	2	—	4	6
Charge-offs, net of recoveries	(2)	—	(14)	(16)	—	—	(4)	(4)
Transfers	(8)	(1)	9	—	—	—	—	—
Foreign currency translation and other	3	—	1	4	1	—	—	1
Ending balance	92	6	216	314	31	1	127	159

	Six months ended June 30, 2019
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	103	4	212	319	32	2	130	164
Provision (benefit)	3	—	20	23	3	—	(1)	2
Charge-offs, net of recoveries	(8)	—	(19)	(27)	(1)	—	(5)	(6)
Transfers	(8)	2	6	—	(5)	(1)	6	—
Foreign currency translation and other	2	—	(3)	(1)	2	—	(3)	(1)
Ending balance	92	6	216	314	31	1	127	159
Receivables:
Ending balance	8,905	115	50	9,070	10,268	165	162	10,595

Allowance for credit losses activity for the year ended December 31, 2019 is as follows:

	Year ended December 31, 2019
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	103	4	212	319	32	2	130	164
Provision (benefit)	(5)	—	48	43	4	—	9	13
Charge-offs, net of recoveries	(8)	—	(41)	(49)	(1)	—	(17)	(18)
Transfers	(6)	1	5	—	(2)	(1)	3	—
Foreign currency translation and other	(16)	—	(4)	(20)	2	—	(2)	—
Ending balance	68	5	220	293	35	1	123	159
Receivables:
Ending balance	9,152	36	37	9,225	9,812	166	97	10,075

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 54

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, CNH Industrial typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, CNH Industrial estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations, based on a credit review, the TDR classification is not removed from the receivable.
As of June 30, 2020, CNH Industrial had 275 retail and finance lease contracts classified as TDRs where a court in North America has determined the concession. The pre-modification value was $9 million and the post-modification value was $8 million. Additionally, the Company had 330 accounts with a balance of $21 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of June 30, 2019, the Company had 272 retail and finance lease contracts classified as TDRs where a court in North America has determined the concession. The pre-modification value was $10 million and the post-modification value was $9 million. Additionally, the Company had 381 accounts with a balance of $16 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended June 30, 2020 and 2019.
As of June 30, 2020 and 2019, CNH Industrial had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $78 million and $98 million, respectively, and the post-modification value was $71 million and $91 million, respectively. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended June 30, 2020 and 2019.
As of June 30, 2020 and 2019, CNH Industrial’s wholesale TDR were immaterial.

Transfers of financial assets
The Group transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 23 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 55

At June 30, 2020 and December 31, 2019, the carrying amounts of such restricted assets included in Receivables from financing activities are the following:

($ million)	At June 30, 2020	At December 31, 2019
Restricted receivables:
Retail financing and finance lease receivables	5,813	6,340
Wholesale receivables	6,415	7,266
Total restricted receivables	12,228	13,606
CNH Industrial has discounted receivables and bills without recourse having due dates beyond June 30, 2020 amounting to $267 million ($363 million at December 31, 2019, with due dates beyond that date), which refer to trade receivables and other receivables for $256 million ($336 million at December 31, 2019), and receivables from financing activities for $11 million ($27 million at December 31, 2019).
18. Other financial assets and Other financial liabilities
These items consist of derivative financial instruments measured at fair value at the balance sheet date.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.
In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
In the six months ended June 30, 2020, the COVID-19 pandemic significantly impacted the economic environment and CNH Industrial has accordingly adjusted its operations. With regards to hedge accounting, CNH Industrial has continuously monitored business performance to identify impacts of the COVID-19 pandemic on the hedged flows and it has taken the required actions in ensuring that hedging relationship of forecasted transactions in place continues to be highly likely to occur.

Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.
For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange derivatives, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and
▪changes in timing of the hedged transaction.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 56

Ineffectiveness related to these hedge relationships is recognized in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $66 million for foreign exchange contracts in the six months ended June 30, 2020. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income/(loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is approximately $41 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.1 billion at June 30, 2020 and $6.9 billion at December 31, 2019.

Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and
▪differences in repricing dates between the swaps and the borrowings.
Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and its amount was insignificant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $29 million for interest rate derivatives in the six months ended June 30, 2020.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments, to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant in all periods presented.
All of CNH Industrial’s interest rate derivatives outstanding as of June 30, 2020 and December 31, 2019 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.1 billion and $5.5 billion at June 30, 2020 and December 31, 2019, respectively.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 57

As a result of the reform and replacement of specific benchmark interest rates, uncertainty remains regarding the timing and exact nature of those changes. At June 30, 2020, the notional amount of hedging instruments directly affected by the reform of benchmark interest rates is $1,001 million.

Financial statement impact of CNH Industrial derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives on other comprehensive income and profit or loss during the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,
($ million)	2020	2019	2020	2019
Fair value hedges
Interest rate derivatives - Financial income/(expenses)	3	20	42	31
Gains/(losses) on hedged items - Financial income/(expenses)	(3)	(20)	(42)	(31)

Cash flow hedges
Recognized in Other comprehensive income (effective portion):
Foreign exchange derivatives	(15)	18	66	(44)
Interest rate derivatives	(4)	(11)	(19)	(20)

Reclassified from other comprehensive income (effective portion):
Foreign exchange derivatives - Net revenues	—	1	(1)	(4)
Foreign exchange derivatives - Cost of sales	(4)	(18)	(20)	(29)
Foreign exchange derivatives - Financial income/(expenses)	(5)	4	10	(7)
Interest rate derivatives - Cost of sales	(1)	(2)	(2)	(3)

Not designated as hedges
Foreign exchange derivatives - Financial income/(expenses)	13	(44)	154	(68)

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 58

The fair values of CNH Industrial’s derivatives as of June 30, 2020 and December 31, 2019 in the condensed consolidated statement of financial position are recorded as follows:

	At June 30, 2020		At December 31, 2019
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	80	(1)	37	(2)
Total Fair value hedges	80	(1)	37	(2)

Cash flow hedges:
Foreign exchange derivatives	57	(33)	17	(69)
Interest rate derivatives	9	(44)	7	(27)
Total Cash flow hedges	66	(77)	24	(96)
Total Derivatives designated as hedging instruments	146	(78)	61	(98)

Derivatives not designated as hedging instruments
Foreign exchange derivatives	24	(25)	12	(23)
Interest rate derivatives	—	—	—	—
Total Derivatives not designated as hedging instruments	24	(25)	12	(23)
Other financial assets/(liabilities)	170	(103)	73	(121)
Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency-based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.
19. Cash and cash equivalents
Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.
At June 30, 2020, this item included $723 million ($898 million at December 31, 2019) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing. At June 30, 2020, this item also included $801 million ($687 million at December 31, 2019) of money market securities and other cash equivalents.
20. Assets held for sale
Assets held for sale at June 30, 2020 and December 31, 2019 primarily included buildings.
21. Equity
Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of June 30, 2020, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,351,301,196 common shares outstanding, net of 13,099,000 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (387,943,510 special voting shares outstanding, net of 8,530,766 special voting shares held in treasury by the Company as described in the following), all with a par value of €0.01 each.
For more complete information on the share capital of CNH Industrial N.V., see Note 22 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2019.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 59

Treasury shares
As of June 30, 2020 the Company held 13.1 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $137 million.
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program in place, on April 16, 2020, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 15, 2021). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. The launch of any new program will be subject to a further resolution of the Board of Director. In any event, such programs (including the program in place) may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
Capital reserves
At June 30, 2020 capital reserves, amounting to $3,230 million ($3,240 million at December 31, 2019), mainly consisted of the share premium deriving from the merger occurred in 2013 between Fiat Industrial and its majority owned subsidiary CNH Global.

Earnings reserves
Earnings reserves, amounting to $5,631 million at June 30, 2020 ($6,935 million at December 31, 2019), mainly consist of retained earnings and profits attributable to the owners of the parent.
On March 3, 2020, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.18 per common share, totaling approximately €243 million (equivalent to approximately $267 million). Considering the challenges and the uncertainties associated with COVID-19 outbreak, as a precautionary measure, on April 6, 2020 the Company announced the decision to remove its dividend proposal from the agenda of the Annual General Meeting.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 60

Other comprehensive income/(loss)
Other comprehensive income/(loss) consisted of the following:

	Three months ended June 30,		Six months ended June 30,
($ million)	2020	2019	2020	2019
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—	(2)	—
Net change in fair value of equity investments at fair value through other comprehensive income(1)	1,480	—	1,483	—
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	1,480	—	1,481	—

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	(19)	7	47	(64)
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	10	15	13	43
Gains/(losses) on cash flow hedging instruments	(9)	22	60	(21)

Exchange gains/(losses) on translating foreign operations arising during the period	(35)	15	(519)	47
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss		—	—	—
Exchange gains/(losses) on translating foreign operations	(35)	15	(519)	47

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	5	—	(16)	(3)
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	5	—	(16)	(3)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(39)	37	(475)	23
Tax effect (C)	(16)	(1)	(27)	6
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	1,425	36	979	29
(1) In the three and six months ended June 30, 2020, Net change in fair value of equity investments at fair value through other comprehensive income includes the remeasurement at fair value of the investment in Nikola Corporation. Refer to Note 14 for additional information on this investment.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 61

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended June 30,						Six months ended June 30,
	2020			2019			2020			2019
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	1	1	—	—	—	(2)	(7)	(9)	—	—	—
Net change in fair value of equity investments at fair value through other comprehensive income(1)	1,480	(18)	1,462	—	—	—	1,483	(19)	1,464	—	—	—
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	1,480	(17)	1,463	—	—	—	1,481	(26)	1,455	—	—	—

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(9)	1	(8)	22	(1)	21	60	(1)	59	(21)	6	(15)
Exchange gains/(losses) on translating foreign operations	(35)	—	(35)	15	—	15	(519)	—	(519)	47	—	47
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	5	—	5	—	—	—	(16)	—	(16)	(3)	—	(3)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(39)	1	(38)	37	(1)	36	(475)	(1)	(476)	23	6	29
Total Other comprehensive income/(loss)	1,441	(16)	1,425	37	(1)	36	1,006	(27)	979	23	6	29
(1) In the three and six months ended June 30, 2020, Net change in fair value of equity investments at fair value through other comprehensive income includes the remeasurement at fair value of the investment in Nikola Corporation. Refer to Note 14 for additional information on this investment.
Share-based compensation
CNH Industrial recognized total share-based compensation expense of $4 million and $9 million for the three and six months ended June 30, 2020, respectively ($12 and $21 million in the three and six months ended June 30, 2019, respectively).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 62

22. Provisions
A summary of Provisions at June 30, 2020 and December 31, 2019 is as follows:

($ million)	At June 30, 2020		At December 31, 2019
Employee benefits		1,606		1,701
Other provisions:
Warranty and technical assistance provision	903		919
Restructuring provision	77		107
Investment provision	13		12
Other risks	2,000		2,048
Total Other provisions		2,993		3,086
Total Provisions		4,599		4,787
Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.
Provisions for Other risks include primarily provisions for contractual and commercial risks and disputes.
Employee benefits
The following tables summarize the components of net benefit cost of CNH Industrial’s post-employment benefits for the three and six months ended June 30, 2020 and 2019:

	Pension plans		Healthcare plans		Other
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
($ million)	2020	2019	2020	2019	2020	2019
Service cost:
Current service cost	5	5	1	1	2	2
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	—	—	—
Total Service cost	5	5	1	1	2	2
Net interest expense	2	3	2	3	—	—
Other costs	2	2	—	—	—	—
Net benefit (income)/cost recognized to profit or loss	9	10	3	4	2	2

	Pension plans		Healthcare plans		Other
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
($ million)	2020	2019	2020	2019	2020	2019
Service cost:
Current service cost	10	10	2	2	4	4
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	—	—	—
Total Service cost	10	10	2	2	4	4
Net interest expense	4	6	4	6	—	—
Other costs	4	4	—	—	—	—
Net benefit (income)/cost recognized to profit or loss	18	20	6	8	4	4

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 63

23. Debt
An analysis of debt by nature is as follows:

($ million)	At June 30, 2020		At December 31, 2019
Asset-backed financing		11,078		11,757
Other debt:
Bonds	7,828		7,796
Borrowings from banks	3,854		4,068
Payables represented by securities	1,667		1,178
Lease liabilities	396		449
Other	136		165
Total Other debt		13,881		13,656
Total Debt		24,959		25,413

Total Debt was $24,959 million at June 30, 2020, a decrease of $454 million compared to December 31, 2019. Excluding the positive impact of exchange translation differences ($822 million of decrease in Debt), Debt increased by $368 million as a result of new funding transactions aimed at maintaining a solid financial position and liquidity, partially offset by a reduction in Financial Services secured debt (in line with the portfolio reduction).

During the six months ended June 30, 2020, $64 million for the principal portion of Lease liabilities and $6 million for interest expenses related to lease liabilities were paid ($72 million and $7 million, respectively, were paid during the six months ended June 30, 2019).
The following table sets out a maturity analysis of Lease liabilities at June 30, 2020:

($ million)	At June 30, 2020	At December 31, 2019
Less than one year	114	126
One to two years	84	96
Two to three years	62	70
Three to four years	47	53
Four to five years	29	38
More than five years	108	125
Total undiscounted lease payments	444	508
Less: Interest	(48)	(59)
Total Lease liabilities	396	449
At June 30, 2020, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 6.9 years and 3.3%, respectively (6.9 years and 3.4%, respectively, at December 31, 2019).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 64

The following table shows the summary of the Group’s issued bonds outstanding at June 30, 2020:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes
CNH Industrial Finance Europe S.A.(1)	EUR	367	2.875%	September 27, 2021	411
CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	84
CNH Industrial Finance Europe S.A.(1)	EUR	316	1.375%	May 23, 2022	354
CNH Industrial Finance Europe S.A.(1)	EUR	369	2.875%	May 17, 2023	413
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.75%	September 12, 2025	728
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	112
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.875%	January 19, 2026	560
CNH Industrial Finance Europe S.A.(1)	EUR	600	1.75%	March 25, 2027	672
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	56
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.625%	July 3, 2029	560
CNH Industrial Finance Europe S.A.(1)	EUR	50	2.2%	July 15, 2039	56
Total Euro Medium Term Notes					4,006
Other Bonds
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	500	4.2%	January 15, 2024	500
CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.85%	November 15, 2027	500
CNH Industrial Capital Australia Pty. Limited	AUD	175	2.1%	December 12, 2022	120
Total Other bonds					3,720
Hedging effect and amortized cost valuation					102
Total Bonds					7,828
(1) Bond listed on the Irish Stock Exchange.
(2) Bond listed on the New York Stock Exchange.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 25 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2019.
On June 15, Fitch Ratings (“Fitch”) affirmed CNH Industrial N.V. and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-” and changed the outlook to stable from positive. The Company’s long-term credit ratings remained unchanged at “BBB” from Standard & Poor’s and “Baa3” from Moody’s with stable outlooks.

With the purpose of further diversifying Financial Services’ funding structure, CNH Industrial Capital LLC has established a commercial paper program in the U.S. This program had an amount of $250 million outstanding at June 30, 2020 ($387 million at December 31, 2019). CNH Industrial Financial Services S.A. in Europe issues commercial paper under a program which had an amount of $42 million outstanding at June 30, 2020 ($105 million at December 31,
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 65

2019). In the month of April 2020, the Company issued £600 million (equivalent to $748 million) of commercial paper through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF), with the amount outstanding at June 30, 2020 equal to $736 million. Furthermore, in Canada, the Company issued a new retail ABS transaction for a total amount of C$465 million (equivalent to $331 million), with the amount outstanding at June 30, 2020 equal to $328 million.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaced an existing five-year €1.75 billion credit facility due to mature in 2021. As of February 28, 2020, CNH Industrial exercised the first of the two extension options. The facility is now due to mature in March 2025. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.6 billion at June 30, 2020 ($5.5 billion at December 31, 2019). Total committed secured facilities expiring after twelve months amounted to approximately $3.9 billion at June 30, 2020 ($4.1 billion at December 31, 2019), of which $1.3 billion was available at June 30, 2020 ($1.1 billion at December 31, 2019).
24. Trade payables
Trade payables of $4,544 million at June 30, 2020 decreased by $1,091 million from the amount at December 31, 2019.
25. Other current liabilities
At June 30, 2020, Other current liabilities mainly included $1,230 million of amounts payable to customers relating to repurchase price on buy-back agreements ($1,472 million at December 31, 2019), and $1,134 million of contract liabilities ($1,236 million at December 31, 2019), of which $573 million for future rents related to buy-back agreements ($658 million at December 31, 2019). Other current liabilities also included accrued expenses and deferred income of $543 million ($529 million at December 31, 2019).
26. Commitments and contingencies
As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Semi-Annual Condensed Consolidated Financial Statements.
Other litigation and investigation
Follow-up on Damages Claims: Iveco S.p.A., the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 66

Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $433 million and $453 million at June 30, 2020 and December 31, 2019, respectively.
27. Segment reporting
The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.
CNH Industrial has five operating segments:
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
▪Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brands dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brands dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment's business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
The CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA calculated using U.S. GAAP. CNH Industrial believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT under U.S. GAAP is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA under U.S. GAAP is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 67

The following table summarizes Adjusted EBIT under U.S. GAAP by reportable segment:

	Three months ended June 30,		Six months ended June 30,
($ million)	2020	2019	2020	2019
Agriculture	203	341	227	509
Construction	(87)	25	(170)	38
Commercial and Specialty Vehicles	(156)	100	(212)	151
Powertrain	32	102	63	198
Unallocated items, eliminations and other	(50)	(41)	(114)	(91)
Total Industrial Activities	(58)	527	(206)	805
Financial Services	73	124	183	255
Eliminations and other	—	—	—	—
Total Adjusted EBIT under U.S. GAAP	15	651	(23)	1,060
The following table summarizes Adjusted EBITDA under U.S. GAAP by reportable segment:

	Three months ended June 30,		Six months ended June 30,
($ million)	2020	2019	2020	2019
Agriculture	265	410	353	653
Construction	(75)	40	(145)	67
Commercial and Specialty Vehicles	(44)	226	14	403
Powertrain	62	133	122	261
Unallocated items, eliminations and other	(48)	(41)	(112)	(91)
Total Industrial Activities	160	768	232	1,293
Financial Services	138	184	311	381
Eliminations and other	—	—	—	—
Total Adjusted EBITDA under U.S. GAAP	298	952	543	1,674
A reconciliation from consolidated Adjusted EBITDA under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three and six months ended June 30, 2020 and 2019 is provided below:

	Three months ended June 30,		Six months ended June 30,
($ million)	2020	2019	2020	2019
Adjusted EBITDA under U.S. GAAP	298	952	543	1,674
Less:
Depreciation and amortization under U.S. GAAP	(152)	(163)	(307)	(332)
Depreciation of assets under operating lease and assets sold under buy-back commitments under U.S. GAAP	(131)	(138)	(259)	(282)
Adjusted EBIT under U.S. GAAP	15	651	(23)	1,060
Adjustments/reclassifications to convert from Adjusted EBIT under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Financial income/(expenses) under EU-IFRS	(75)	(63)	(129)	(135)
Development costs	(100)	(3)	(131)	(25)
Restructuring costs under EU-IFRS	(7)	(30)	(12)	(36)
Other adjustments(1)	(1,109)	(49)	(1,115)	6
Total adjustments/reclassifications	(1,291)	(145)	(1,387)	(190)
Profit/(loss) before taxes under EU-IFRS	(1,276)	506	(1,410)	870
(1) Includes the accounting impact of the measurement at fair value through profit or loss under U.S. GAAP of the investment in Nikola Corporation. See Note 14 for additional information on this investment.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 68

Net income of Financial Services prepared under U.S. GAAP for the three and six months ended June 30, 2020 and 2019 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended June 30,		Six months ended June 30,
($ million)	2020	2019	2020	2019
Net income of Financial Services under U.S. GAAP (A)	53	91	133	186
Net Income (loss) of Industrial Activities under U.S. GAAP (B)	361	427	307	691
Eliminations and other (C)	(53)	(91)	(133)	(186)
CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	361	427	307	691
Adjustments to conform with EU-IFRS (E)(*)	(1,556)	(44)	(1,601)	(37)
Income tax (expense) under EU-IFRS (F)	81	(123)	116	(216)
Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) - (F)	(1,276)	506	(1,410)	870
(*) Details about this item are provided in Note 31 “EU-IFRS to U.S. GAAP reconciliation”.

Additional reportable segment information under U.S. GAAP
Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the three and six months ended June 30, 2020 and 2019, are provided below:

	Three months ended June 30,		Six months ended June 30,
($ million)	2020	2019	2020	2019
Agriculture	2,541	3,095	4,785	5,585
Construction	420	757	842	1,397
Commercial and Specialty Vehicles	1,739	2,698	3,760	5,112
Powertrain	763	1,133	1,516	2,169
Eliminations and other	(313)	(615)	(760)	(1,189)
Net sales of Industrial Activities	5,150	7,068	10,143	13,074
Financial Services	441	519	930	993
Eliminations and other	(13)	(20)	(34)	(43)
Total Revenues under U.S. GAAP	5,578	7,567	11,039	14,024
Difference(*)	(16)	10	(27)	(13)
Total Net Revenues under EU-IFRS	5,562	7,577	11,012	14,011
(*) Different classification of interest income of Industrial Activities
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 69

Depreciation and amortization under U.S. GAAP by reportable segment, together with a reconciliation to the corresponding EU-IFRS consolidated item for three and six months ended June 30, 2020 and 2019, are provided below:

	Three months ended June 30,		Six months ended June 30,
($ million)	2020	2019	2020	2019
Agriculture	61	69	125	144
Construction	12	15	25	29
Commercial and Specialty Vehicles	46	47	95	94
Powertrain	30	31	59	63
Eliminations and other	2	—	2	—
Total Industrial Activities	151	162	306	330
Financial Services	1	1	1	2
Total Depreciation and Amortization(*) under U.S. GAAP	152	163	307	332
Difference(**)	134	146	274	293
Total Depreciation and Amortization(*) under EU-IFRS	286	309	581	625
(*) Excluding depreciation of assets on operating lease and assets sold with buy-back commitment.
(**) Primarily amortization of development costs capitalized under EU-IFRS and depreciation of right-of-use assets under EU-IFRS.
28. Fair value measurement
Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement:
▪Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
▪Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;
▪Level 3 — Unobservable inputs for the asset or liability.
This hierarchy requires the use of observable market data when available.
Assets and liabilities measured at fair value on a recurring basis
The following table presents, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis at June 30, 2020 and December 31, 2019:

		At June 30, 2020				At December 31, 2019
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity investments measured at fair value through other comprehensive income	(14)	1,733	—	—	1,733	—	—	108	108
Other non-current securities	(14)	—	—	—	—	1	—	—	1
Other financial assets	(18)	—	170	—	170	—	73	—	73
Money market securities	(19)	500	—	—	500	454	—	—	454
Total Assets		2,233	170	—	2,403	455	73	108	636
Other financial liabilities	(18)	—	(103)	—	(103)	—	(121)	—	(121)
Total Liabilities		—	(103)	—	(103)	—	(121)	—	(121)

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 70

The following table provides a reconciliation from the opening balance to the closing balance for fair value measurements categorized in Level 3 of fair value in the six months ended June 30, 2020:

($ million)	Six months ended June 30, 2020
At January 1	108
Acquisitions/(disposals)	142
Gains/(Losses) recognized in Other comprehensive income/(loss)	1,483
Transfer from Level 3 to Level 1	(1,733)
At June 30	—

Transfer from Level 3 include the investment in Nikola Corporation, reclassified to Level 1 upon the completion in June 2020 of its business combination with VectoIQ Acquisition Corp. and continued listing of the combined company’s shares. Refer to Note 14 for additional information on this investment.
Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 18 “Other financial assets and Other financial liabilities”.
Assets and liabilities not measured at fair value
The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed statement of financial position at June 30, 2020 and December 31, 2019 are as follows:

		At June 30, 2020
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	8,492	8,492	8,389
Dealer financing	(17)	—	—	8,659	8,659	8,656
Finance leases	(17)	—	—	223	223	219
Other receivables from financing activities	(17)	—	—	160	160	160
Total Receivables from financing activities		—	—	17,534	17,534	17,424
Asset-backed financing	(23)	—	11,168	—	11,168	11,078
Bonds	(23)	5,248	2,735	—	7,983	7,828
Borrowings from banks	(23)	—	3,843	—	3,843	3,854
Payables represented by securities	(23)	—	1,660	—	1,660	1,667
Lease liabilities	(23)	—		396	396	396
Other debt	(23)	—	136	—	136	136
Total Debt		5,248	19,542	396	25,186	24,959

		At December 31, 2019
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	8,935	8,935	8,984
Dealer financing	(17)	—	—	10,072	10,072	10,075
Finance leases	(17)	—	—	239	239	241
Other receivables from financing activities	(17)	—	—	129	129	129
Total Receivables from financing activities		—	—	19,375	19,375	19,429
Asset-backed financing	(23)	—	11,719	—	11,719	11,757
Bonds	(23)	5,435	2,743	—	8,178	7,796
Borrowings from banks	(23)	—	4,007	—	4,007	4,068
Payables represented by securities	(23)	—	1,180	—	1,180	1,178
Lease liabilities	(23)	—	—	449	449	449
Other debt	(23)	—	165	—	165	165
Total Debt		5,435	19,814	449	25,698	25,413

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 71

Receivables from financing activities
The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.
Debt
All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.
The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at period-end adjusted for the Group non-performance risk over the remaining term of the financial liability.
The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs.
Other financial assets and liabilities
The carrying amount of Cash at banks, Restricted cash, Other cash equivalents, Trade receivables, Other current assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.

29. Related party transactions
In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. and the companies that EXOR N.V. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.
As of June 30, 2020, based on public information available on the website of the Netherlands Authority for the Financial Markets and in reference to Company's files, EXOR N.V. held 42.2% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of June 30, 2020.
In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its subsidiaries and affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and six months ended June 30, 2020 and 2019.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (now FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 72

Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in these Semi-Annual Condensed Consolidated Financial Statements as follows:

	Six months ended June 30,
($ million)	2020	2019
Net revenues	243	362
Cost of sales	87	196
Selling, general and administrative costs	56	68

($ million)	At June 30, 2020	At December 31, 2019
Trade receivables	4	4
Trade payables	60	83

Transactions with joint ventures
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in these Semi-Annual Condensed Consolidated Financial Statements as follows:

	Six months ended June 30,
($ million)	2020	2019
Net revenues	366	417
Cost of sales	151	251

($ million)	At June 30, 2020	At December 31, 2019
Trade receivables	188	103
Trade payables	58	44
At June 30, 2020 and December 31, 2019, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $117 million and $145 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.

Transactions with associates
CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the six months ended June 30, 2020, revenues from associates totaled $62 million ($85 million in the comparable period of 2019) and cost of sales from associates totaled $4 million ($5 million in the comparable period of 2019). At June 30, 2020, receivables from associates amounted to $15 million ($17 million at December 31, 2019). Trade payables to associates amounted to $28 million at June 30, 2020 ($25 million at December 31, 2019). At June 30, 2020, CNH Industrial had provided guarantees on commitments of its associates for an amount of $285 million related to CNH Industrial Capital Europe S.a.S. ($276 million at December 31, 2019).
Transactions with unconsolidated subsidiaries
In the six months ended June 30, 2020 and 2019, there were no material transactions with unconsolidated subsidiaries.
Compensation to Directors and Key Management
The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated legal entities, and the notional compensation cost arising from stock grants awarded to certain Executive
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 73

Directors and Officers, amounted to an expense of approximately $3 million and $7 million in the six months ended June 30, 2020 and 2019, respectively.
The aggregate expense incurred in the six months ended June 30, 2020 and 2019 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $9 million and $13 million, respectively. These amounts included the notional compensation cost for share-based payments.
30. Translation of financial statements denominated in a currency other than the U.S. dollar
The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Six months ended June 30, 2020		At December 31, 2019	Six months ended June 30, 2019
	Average	At June 30		Average	At June 30
Euro	0.907	0.893	0.890	0.885	0.879
Pound sterling	0.794	0.815	0.757	0.773	0.788
Swiss franc	0.966	0.951	0.966	1.000	0.976
Polish zloty	4.003	3.979	3.789	3.799	3.734
Brazilian real	4.909	5.458	4.020	3.843	3.823
Canadian dollar	1.364	1.368	1.299	1.334	1.309
Argentine peso(1)	70.450	70.450	59.870	42.470	42.470
Turkish lira	6.487	6.855	5.950	5.626	5.769
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. After the same date, transactions for entities with the Argentine peso as the functional currency were translated using the closing spot rate.

31. EU-IFRS to U.S. GAAP reconciliation
These Semi-Annual Condensed Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).
CNH Industrial reports quarterly and annual consolidated financial results in accordance with EU-IFRS for European listing purposes and for Dutch law requirements and in accordance with U.S. GAAP for SEC reporting purposes.
EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Reconciliation of Profit

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2020	2019	2020	2019
Profit/(loss) in accordance with EU-IFRS		(1,195)	383	(1,294)	654
Adjustments to conform with U.S. GAAP:
Development costs	(a)	100	3	131	25
Nikola investment fair value adjustment	(b)	1,475	—	1,475	—
Other adjustments(1)	(c)	22	53	48	21
Tax impact on adjustments and other income tax differences	(d)	(41)	(12)	(53)	(9)
Total adjustments		1,556	44	1,601	37
Net income (loss) in accordance with U.S. GAAP		361	427	307	691
(1) This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 74

Reconciliation of Total Equity

($ million)	Note	At June 30, 2020	At December 31, 2019
Total Equity in accordance with EU-IFRS		7,554	7,863
Adjustments to conform with U.S. GAAP:
Development costs	(a)	(2,101)	(2,260)
Other adjustments	(c)	39	87
Tax impact on adjustments and other income tax differences	(d)	433	431
Total adjustments		(1,629)	(1,742)
Total Equity in accordance with U.S. GAAP		5,925	6,121

Description of reconciling items
Reconciling items presented in the tables above are described as follows:
(a)Development costs
Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.
(b)  Nikola investment fair value adjustment
Under EU-IFRS, CNH Industrial elected to measure its investment in Nikola Corporation at fair value through other comprehensive income. Under U.S. GAAP, starting from the second quarter of 2020, this investment is measured at fair value through profit or loss (measured at cost before that period). Any fair value remeasurement gain or loss is therefore recorded in other comprehensive income under EU-IFRS and in profit or loss under US GAAP. Refer to note 14 for a detailed description of this investment and the remeasurement adjustment recognized under EU-IFRS in the second quarter of 2020.
(c) Other adjustments
It mainly includes the following items:
▪Goodwill and other intangible assets: goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.
▪Defined benefit plans: the differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.
Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 75

▪Restructuring provisions: the main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.
(d)  Tax impact on adjustments and other income tax differences
This item includes the tax effects of adjustments included in (a) and (b), primarily related to development costs, as well as other differences arising in the accounting of deferred tax assets and liabilities. The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2019. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.
32. Subsequent events
CNH Industrial has evaluated subsequent events through August 4, 2020, which is the date the condensed consolidated financial statements were authorized for issuance, and identified the following:
▪On July 2, 2020, CNH Industrial Capital LLC issued $600 million of notes at an annual fixed rate of 1.950% due in 2023 at an issue price of 99.370% of their principal amount.
▪On July 20, 2020, CNH Industrial announced its intention, subject to clearance from South Africa’s Competition Commission, to expand its direct presence in Southern Africa’s agriculture and construction equipment sectors, through an agreement to acquire full control of Agriculture and Construction commercial distribution network in Southern Africa, with the planned purchase of four divisions of Capital Equipment Group (CEG), previously owned by Invicta Holdings Limited. The acquired divisions will form part of a fully-owned CNH Industrial legal entity based in South Africa.
▪On July 22, 2020, CNH Industrial confirmed that a number of the Group’s offices in Europe have been visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main and Turin in relation to an alleged noncompliance of two engines produced by FPT Industrial. The Company immediately made itself available to these investigators, providing its full cooperation. CNH Industrial is examining the relevant documentation in order to properly address the requests received. Although at the date hereof the Company has no evidence of any wrongdoing, the extent and outcome of these requests and related legal proceedings cannot be predicted at this time.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2020 76

RESPONSIBILITY STATEMENT

The Board of Directors is responsible for preparing the 2020 Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Semi-Annual Report on Operations, in accordance with the Dutch Financial Supervision Act and IAS 34 - Interim Financial Reporting as endorsed by the European Union.
In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of CNH Industrial N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Semi-Annual Report on Operations provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

August 4, 2020

The Board of Directors
Suzanne Heywood
Léo W. Houle
Howard W. Buffett
Nelda J. Connors
Tufan Erginbilgic
John Lanaway
Alessandro Nasi
Lorenzo Simonelli
Vagn Sørensen
Jacqueline A. Tammenoms Bakker
Jacques Theurillat
Responsibility Statement 77